

2002
Annual Report



State Auto Financial Corporation



Table of contents

2 Financial highlights

3 Corporate structure

4 Letter to our shareholders

6 Year in Review

14 La Plata Claim Response

16 Investments

18 State Auto National

20 Directors and Officers

Corporate Profile

The company, State Auto Financial Corporation (STFC), is a regional insurance holding company headquartered in Columbus, Ohio. STFC, through its six insurance subsidiaries, provides personal and commercial insurance for both the standard and nonstandard insurance markets. STFC's principal lines of business include personal and commercial auto, homeowners, commercial multi-peril, fire, general liability and workers' compensation insurance. Combined, the State Auto companies market their insurance products through more than 22,000 independent agents, associated with approximately 3,500 agencies in 26 states. STFC and its subsidiaries are affiliated with State Automobile Mutual Insurance Company ("Mutual"), which owns approximately 67% of the company's outstanding shares.

STFC's insurance subsidiaries consist of State Auto Property and Casualty Insurance Company ("State Auto P&C"), Milbank Insurance Company ("Milbank"), Farmers Casualty Insurance Company ("Farmers Casualty"), State Auto Insurance Company of Ohio ("State Auto OH"), State Auto National Insurance Company ("National") and Mid-Plains Insurance Company ("Mid-Plains"). An insurance pooling arrangement exists between various insurers in the State Auto group by which premiums, losses and underwriting expenses are shared by the pool participants. STFC receives 80 percent of this underwriting pool, while Mutual receives 20 percent in the aggregate.

STFC also has three non-insurer subsidiaries. Stateco Financial Services, Inc. ("Stateco") provides investment management services to the entire State Auto group of companies. Strategic Insurance Software, Inc. ("S.I.S.") develops and markets software designed to compete in the insurance agency management system market. Also, the company's 518 Property Management and Leasing, LLC ("518 PML") owns and leases real and personal property to STFC and affiliates.

With a commitment to responsible cost-based pricing, conservative investments and sound underwriting practices, STFC has maintained a healthy financial record since becoming a public company in 1991. Combined with its focus on providing outstanding customer service to policyholders and agents, State Auto has earned the reputation as one of the strongest and best managed regional insurance groups in the industry. State Auto has consistently received A.M. Best Company's A+(Superior) rating.

State Auto Financial Corporation is traded on the Nasdaq National Market System under the symbol STFC.

Financial Highlights

OF STATE AUTO FINANCIAL CORPORATION
(in millions, except per share data)

	2002	2001*	2000*	1999*	1998*	1997
STATEMENTS OF INCOME DATA:						
Total operating revenues	$ 961.6	621.3	475.5	438.3	399.1	359.9
Net income from operations[1]	$ 33.2	19.3	44.3	41.2	35.6	39.0
Net income	$ 37.0	20.6	47.7	42.8	37.5	41.0
PER COMMON SHARE:[2][3]						
Basic earnings from operations	$ 0.85	0.50	1.15	1.01	.85	.94
Basic earnings	$ 0.95	0.53	1.24	1.05	.89	.99
Diluted earnings from operations	$ 0.83	0.49	1.12	.99	.83	.92
Diluted earnings	$ 0.93	0.52	1.21	1.03	.87	.97
BALANCE SHEET DATA:						
Total assets	$ 1,593.0	1,367.5	898.1	759.9	717.5	664.4
Stockholders' equity	$ 463.8	400.2	386.1	317.7	340.8	297.3
PER COMMON SHARE:						
Stockholders' equity[2]	$ 11.89	10.28	10.01	8.29	8.11	7.11
Statutory Combined Ratio	102.3%	105.2	95.5	96.9	97.8	94.1

State Auto® Corporate Structure



Rated A+ Superior

A.M. Best Company


STATE AUTO FINANCIAL CORPORATION
State Automobile Mutual Insurance Company
Meridian Citizens Mutual Insurance Company
State Auto Property and Casualty Insurance Company
State Auto Insurance Company of Wisconsin
Meridian Insurance Group, Inc.
518 Property Management and Leasing, LLC
State Auto Florida Insurance
Meridian Security Insurance Company
Stateco Financial Services, Inc.
Meridian Citizens Security Insurance Company
Milbank Insurance Company
Pooled Companies within the State Auto Group as of December 31, 2002.
State Auto National Insurance Company
Strategic Insurance Software, Inc.
Farmers Casualty Insurance Company
Mid-Plains Insurance Company
State Auto Insurance Company of Ohio

1996	1995*	1994	1993
342.3	331.7	252.8	214.7
24.6	28.8	14.8	12.8
26.4	29.9	15.3	13.1
.60	.70	.36	.33
.64	.73	.39	.34
.59	.69	.36	.33
.63	.72	.39	.34
605.4	579.2	487.3	445.9
247.6	225.8	175.9	174.0
5.98	5.48	4.29	4.27
100.0	99.6	103.6	104.0

*Includes pooling changes effective October 1, 2001, January 1, 2000, 1999, 1998 and 1995.

(1) Net earnings from operations are net of tax and exclude after-tax realized investment gains and losses.

(2) Adjusted for a July 1998 2-for-1 common stock split, and a July 1996 3-for-2 common stock split and March 1993 2-for-1 common stock split, both effected in the form of a stock dividend.

(3) The net earnings per share amounts prior to 1997 have been restated as required to comply with SFAS No. 128.



Robert H. Moone,
President, CEO, and
Chairman of the Board

Letter to our shareholders

It is always my preference to avoid clichés, but labeling 2002 as a "watershed year" for your company is an apt description. We chose that phrase in recognition of the fact that 2002 marked the most impacting part of the huge effort required to re-underwrite, re-price and integrate the Meridian Group book into the State Auto system. We'll address this effort in the context of our primary – and perennial – objective: Build shareholder value by achieving **underwriting profit, premium growth and expense control.**

If asked, just about any State Auto associate will recite a sentence we take very literally, "A year without underwriting profit, regardless of the reason, is failure." That's pretty strong language, but it clearly articulates our obsession with achieving our goal of sustainable underwriting excellence. We regret to report the 2002 combined ratio was 102.3%, as compared to 105.2% in the previous year. The primary drivers of the loss ratio component were the Meridian book and natural catastrophes.

The "historic State Auto" segment remained profitable (or break-even) for the eighth straight year. The "historic Meridian" segment combined ratio (losses plus expenses, divided by premiums) improved from 171.3% to 114.8%. The good news in these figures comes from an analysis of the trends. Over the years we have demonstrated that a combination of cost-based pricing and management of a book's profile will yield profitable underwriting results. During 2002, great progress was made in molding the Meridian book to "look and feel" much more like the traditional State Auto profile. Specific examples of this progress are provided in the "**Year in Review**" section of this report, starting on page 6. We believe the positive trend in both profile and loss ratio will continue.

2002 will be remembered as a particularly difficult year in terms of natural catastrophes. In fact, we incurred the greatest dollar loss in the company's history and third worst in terms of loss ratio points from catastrophes. While we won't pretend to be partial to these events, we are proud of the service we provide our agent and policyholder clients during these periods of physical and emotional trauma. You'll get a feel for how well we performed during these "stress tests" by reading the section of this report dealing with the F4 tornado that struck La Plata, Maryland, in late April. This is what being a premier insurance company is all about.

The talented and dedicated people in our 10 branch and regional offices are totally committed to the task of measuring every risk against our rigorous new and renewal underwriting standards and implementing appropriate price increases to recognize loss trends. While I'm confident they'd be so purposeful anyway, the fact that every employee shares in a quarterly bonus plan that is **driven solely by underwriting profit** adds more than a little impetus. The folks in all of our business segments – including the fast growing nonstandard segment described more fully elsewhere – are focused on our primary underwriting goal.

STFC vs Industry Statutory Combined Ratio



125
115
105
95
85
75
106.9
108.5
106.0
105.0
101.6
105.6
106.4
110.5
116.0
105.7
EST.
104.0
103.6
99.6
100.0
94.1
97.8
96.9
95.5
105.2
102.3
Industry
STFC
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Return on Equity STFC vs Industry



17.1%
16.5%
12.0%
11.5%
12.7%
11.8%
13.0%
9.2%
11.4%
9.6%
13.0%
10.1%
9.5%
5.2%
8.6%
3.6%
6.3%
6.0%
5.2%
EST.
-2.5%
Industry source: A.M. Best
As reported
STFC
Industry
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


STFC

2002 was also a banner year for top-line growth. Exclusive of the written premium contributed by the Meridian acquisition, the State Auto Group of companies grew in excess of $100 million. That is almost $20 million more than the total written premium of the company when I signed on back in 1970. Last year's growth resulted from the combination of rate increases, new agencies and – most importantly – "same store sales" generated by our outstanding agency partners. It is always a source of immense pride to me that these insurance professionals recognize the value of a strong, stable insurance carrier such as State Auto when deciding with which company to place their valued clients. Their choice is, we believe, also influenced by the fact that we've made a conscious decision to distribute exclusively through independent agents. Support of the agency system is a claim many companies make, but not all demonstrate through their actions.

We also experienced progress in our quest to be the most efficient company operating through the independent agency system. Every year we present all employees with a card to be displayed in their offices. On one side are our core values and on the other our goals for the year. (All employees also have a personal goal card listing their individual objectives that, if completed, will support the corporate goals.) Last year we set the goal of a 50 basis point improvement in the expense ratio. We are proud to report that vital measure of performance improved by 60 points on a GAAP basis. We are asking for 50 again in 2003, but hold some optimism that the combination of controlling costs and growing the company can allow us to exceed our objective again.

Close by is a photo of me with my three-legged stool. For many years I've used this piece of furniture as an analogy for the recipe of success. The legs represent underwriting profit, growth and expense control. If any of those aspects of the operation are lacking, the stool – or the company – will fall. But, if all are in place, the foundation is extraordinarily strong. Dr. Paul Otte, who is a Director of STFC's principal shareholder, State Auto Mutual, heard this often enough that he finally presented me with this fine furnishing that now sits in my office. It represents a constant reminder of the need to stay focused on the fundamentals. By doing that we will continue the legacy of rewarding our shareholders with a company that sets itself apart from its peers through outstanding financial performance and providing tremendous value to every constituency. It would not be appropriate to close this letter without at least a brief commendation of the dedicated and talented people with whom I have the honor to work. Through exercise of their enormous energy, creativity and enthusiasm they are making remarkable things happen for you.

Sincerely,

Robert H Moone

Robert H. Moone, CPCU
Chairman of the Board
President and Chief Executive Officer

STFC Stock performance


STFC
S&P 500
S&P P&C Index
800
600
400
200
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Selected Financial Data as of 12/31/02

Market Price	$15.50
52-week high-low range	$17.25 -12.67
2002 basic/diluted earnings per share	$0.95/$0.93
P/E ratio	16.7x
Market capitalization	$604.5 million
Shares outstanding	39.0 million
Estimated float	12.7 million
Book value/share	$11.89
Price/book value	1.3x
Return on average equity	8.6%
Quarterly dividend	$0.035
Average daily trading volume	29,500 shares*

**Source: Bloomberg*

Year in Review 2002

We've adopted a Q&A format to cover the important issues and results that defined STFC's 2002 performance. If we didn't ask the question you were looking for, write us at STFC, 518 E. Broad St., Columbus, OH 43215, c/o Terrence Bowshier, vp-manager of investor relations, or e-mail *Terry.Bowshier@StateAuto.com*.

Meridian

Q. The banner story for State Auto Mutual (SAM) in 2001 was the acquisition of Meridian. It was SAM's biggest acquisition to date and, in many ways, its most difficult. Comment on how this acquisition impacted STFC in 2002.

A. Without question, one of our objectives for 2002 was to improve the performance of the Meridian book. First, we had to get more premium for the product. In 2002, overall base rate increases in the Meridian segment of our business were 70% higher in total than the already aggressive increases in the historic State Auto segment. We reviewed and will continue to review individual commercial accounts for acceptability, and we are working with former Meridian agents to improve the profile of their personal lines book of business using the tested State Auto "Business Development" approach.

The 2002 GAAP combined ratio for the Meridian segment was 114.8, compared to 171.3 for 2001. And the GAAP combined ratio for this segment for the fourth quarter was 102.5, an improvement from 196.6 for the fourth quarter of 2001. In addition to the significant improvement in loss ratio, we also believe the future profit potential of this book has been improved. We significantly reduced the volatile workers' compensation portion of the Meridian book and discontinued the unprofitable "Group Advantage" business. All new nonstandard auto is now written in State Auto National, which uses credit scoring. Finally, as the Meridian business is converted to State Auto products, it is also being converted to the State Auto rates. Every branch will now be servicing converted Meridian business, and their profit orientation should insure this business continues to improve from a profitability standpoint.

Q. Twice in 2002 State Auto had to strengthen prior accident year loss reserves on the Meridian book. Is that now behind you?

A. Yes. While we admit we didn't quite get it right the first time, based on our 2002 year-end evaluation, we feel very confident that reserves carried on the Meridian book are adequate now.

Q. Have you experienced high attrition when converting Meridian policies to State Auto policies?

A. It goes without saying that converting Meridian policies to State Auto policies has resulted in an overall decrease in the Meridian segment of our business. Some of this attrition is what you'd expect when two companies integrate and some is intentional, based on the imposition of State Auto's underwriting and risk selection guidelines. As you might expect, when a conversion takes place,

Branches

State Auto Financial Corporation, through its six insurance subsidiaries, is licensed to do business in 26 states through more than 3,500 primary agencies and 22,000 licensed agents. There is no question that a regional company like ours must be accessible at the local level to be most effective. You can't claim to understand the needs of Wisconsin agents or the whims of North Carolina policyholders or the health of the Tennessee economy if you aren't spending a considerable amount of time in the neighborhood.

State Auto runs its line operations from within 10 regional or branch offices in nine cities. Each regional/branch office includes underwriting, sales and claims functions, and each is held accountable for producing an underwriting profit and providing overwhelming service to the agents and consumers in its territories. To have an understanding of how diversified, expansive and interesting your company has become, we wanted to briefly describe in this annual report each of our ten regional/branch offices. Our success as a company depends on their success as independent operations.

agents move some of the business to other companies and some of the business we willingly gave up. But we should also emphasize that on balance the transition for agents and policyholders has gone very smoothly and has produced lower-than-anticipated attrition. We also granted early access to State Auto products to 125 of the most productive Meridian agencies, thus reducing the amount of new business they might have otherwise written in the Meridian programs.

Q. Is the Meridian business conversion almost complete?

A. It's well on its way to completion. By the end of the year, we will have converted or be in the process of converting every Meridian state to the State Auto systems. The effectiveness of the automated programs developed to help move these policy records exceeded our expectations.

Q. Meridian had over 600 employees. Comment on their integration.

A. If you know anything about State Auto's acquisition history, you know that our selection criteria places great emphasis on the quality of the personnel involved. As with our other acquisitions, we made a commitment to the

continued on page 8

Cumulative Total Shareholder Return*



$900
800
700
600
500
400
300
200
100
112
169
203
222
409
429
774
598
880
806
776
* Value of $100 invested on June 28, 1991 including reinvested dividends.
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Prime of Life Renewal Percentage



Auto renewal
Home renewal
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0
1996
1997
1998
1999
2000
2001
2002


SMITH BROS' HARDWARE CO.

CENTRAL REGIONAL OFFICE

The Central Regional Office, today serving 446 primary agencies in Ohio and Michigan, has undergone several territorial changes since it was founded by the merger of the Eastern and Columbus branches in 1987. That merger was "undone" in 1996 when the management of West Virginia, Maryland and Pennsylvania was combined under the new Eastern Regional Office and Indiana, Illinois, Michigan and part of Ohio were joined under the new Central Regional Office (CRO). Then, as a result of the Meridian acquisition, CRO gave up the states of Indiana and Illinois in 2002 to the Indianapolis Regional Office. But the acquisition's impact on the Ohio and Michigan territories - Michigan's premium volume and agency representation doubled with the acquisition - was such that CRO has become State Auto's third ranked regional office in sales volume. Add the fact that Michigan enjoyed record profits for State Auto in 2002 and one can understand CRO's excitement about the future.

In January 2003, CRO moved out of the Home Office into the historic Smith Brothers Hardware Building two miles to the northwest in downtown Columbus.

Location: Columbus, OH

Branch Manager: Jean Reynolds, 26 years with State Auto.

2002 sales: $140.0 million

Commercial/personal breakdown: 40% / 60%

2002 loss ratio: 67.5

Number of employees: 130

continued from page 7

Indianapolis associates that each would have a job of comparable importance to the one that he or she had performed prior to the integration and that would allow him or her to contribute to the company's success. Essentially, the Meridian associates now belong to one of three groups: the Indianapolis Regional Office (IRO); the new Commercial Lines Services Department (CSD); or corporate staff. The corporate staff group is by far the largest of the three and these members ultimately report to management in the Home Office. The Commercial Lines Support Department was created in 2002 and will eventually provide processing support for company-wide commercial operations. This department has the potential to have a dramatic positive impact on our commercial expense ratio.

Q. As a publicly traded company, should you be bragging about keeping all of the Meridian associates? Typically, acquirers are expected to adopt efficiencies or economies of scale that virtually dictate layoffs or downsizing.

A. There are a number of studies that demonstrate that some of the biggest mistakes cost-conscious companies have made in the last 20 years relate to layoffs. When things turn around, they need the talent they've let go, and recruiting and training new employees proves to be much more expensive than keeping the trained and dedicated people already on board. Our culture does not suffer poor performers, but we know we'll grow and we'll need every talented person we can get. When State Auto began acquiring companies in the early '90s (Meridian was State Auto's fourth acquisition), we realized that the kind of company we wanted also happened to be the kind of company that cared about its people. We know for a fact that our reputation for treating people fairly and keeping them employed has made us an attractive buyer.

Management Information Systems

Q. It seems independent agency companies are always looking for a "better way" to do business with their agencies. What is State Auto's strategy in this regard?

A. What you're really talking about is automation. This is not to discount the importance of relationships or incentives or products, but let's face it: everyone is looking for the fastest, simplest, most accurate way to process business. We have made impressive progress at State Auto with agency-company electronic interface.

In April 2002, State Auto was the recipient of the prestigious ACORD Upload Company of the Year Award. ACORD, a non-profit organization responsible for developing standards for the insurance industry, awarded State Auto this honor for adding the most new, upload-capable agencies in 2001. Implementing interface continues to be a high priority, and by December 31, 2002, State Auto was downloading personal lines information to over 1,500 agencies and receiving upload from more than 1,050.

Also in 2002 we added key features - such as billing status, claim status and online document and report retrieval - to AgentSite, State Auto's Web portal for our agency partners. Daily log-ins on AgentSite grew from less than 300 per workday in January 2002 to nearly 2,500 per day one year later. Currently, more than 11,000 agency associates are registered to use the site, representing 80% of all State Auto agencies.

In an effort to reduce redundant entry expenses by further increasing upload of new personal lines business, State Auto distributed a new software tool, New Business Direct, aimed at agents without upload-capable management systems. First made available during third quarter 2002, it has had a dramatic impact on the upload of new auto business. During January 2003, over 3,000 applica-



CINCINNATI BRANCH OFFICE

Generally recognized as the companies' second oldest branch office after Cleveland, the Cincinnati branch, which currently serves 193 primary agencies, had its origins in Louisville, KY. Today, it serves Hamilton and surrounding Ohio counties, and shares the state of Kentucky with the Nashville Regional Office. Jim Wilkerson, branch manager, proudly points out that his operation "is the most productive in the company," as measured by payroll to written premium. 2003 should see the branch pass the $100 million premium volume milestone.

2002 was a disappointing year for Cincinnati from an underwriting standpoint. For the first time in five years, the branch failed to make an underwriting profit, due largely to severe weather claims. The Meridian integration should add substantially to Cincinnati's volume in 2003; Kentucky was one of the Meridian Group's largest states.

Location: Blue Ash, OH
Branch Manager: Jim Wilkerson, 25 years with State Auto.
2002 sales: *$95.3 million, representing a 12% sales increase over 2001.*
Commercial/personal breakdown: 23% / 77%
2002 loss ratio: 70.0
Number of employees: 66

tions were sent to State Auto through this new application. Boosted by both traditional and New Business Direct interface, upload is currently approaching 50% of all new personal lines auto and homeowner policies.

In 2003 State Auto will provide true Internet-based quoting, issuance and submission of new personal lines business and endorsements on AgentSite. Rapid deployment is planned to agents in our 26 operating states. Not only will true online rating and entry reduce the delays associated with distribution and installation of rates in agents' offices, but it will also provide all agencies, regardless of their agency management system, with the ability to upload policy endorsements.

Commercial Lines

Q. Over the past two years, a resurgence of asbestos litigation has caused some larger insurers to boost loss reserves. Is STFC among that group?

A. Because we have historically avoided known asbestos-related risk, we see little claim activity in this area and are confident that our loss reserves appropriately recognize this limited exposure.

continued on page 10

Total Assets



$1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
(in millions)
* Reflects changes in the pooling arrangement effective January 1 of 1992, 1995, 1998, 1999, 2000 and October 1 of 2001.
445.9
487.3
579.2*
605.4
664.4
717.5*
759.9*
898.1*
1,367.4*
1,593.0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Statutory Loss and Expense Ratio



120%
100
80
60
40
20
0
(in millions)
Expense
Loss
104.0
103.6
99.6
100.0
94.1
97.8
96.9
95.5
105.2
102.3
29.4
28.2
31.0
27.3
28.9
29.4
29.5
27.0
27.8
29.2
74.6
75.4
68.6
72.7
65.2
68.4
67.4
68.5
77.4
73.1
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Statutory Loss Ratio = Ratio of loss and loss expenses to earned premiums
Statutory Expense Ratio = Ratio of underwriting expenses to net premiums written



CLEVELAND BRANCH OFFICE

State Auto was founded in 1921 and Cleveland is widely recognized as the home of our first official branch. Today, Cleveland Branch Office serves 150 agencies in seven counties in Northeastern Ohio, including Ashtabula, Cuyahoga, Geauga, Lake, Lorain, Medina and Summit.

It is the smallest branch in terms of area managed, but it's also the largest in terms of premium per square mile.

Cleveland has produced over $20 million in underwriting profit in the last 15 years. Writing exclusively in a congested metropolitan area is challenging; on the other hand, Cleveland is in an area that has not been prone to re-occurring catastrophe losses.

Location: Middleburg Heights, OH
Branch Manager: Don Spickler, 24 years with State Auto.
2002 sales: $56.2 million, representing a 21.5 % sales increase over 2001.
Commercial/personal breakdown: 43% / 57%
2002 loss ratio: 60.0
Number of employees: 53

continued from page 9

Q. Speaking of litigation, mold-related claims are becoming as prolific as mold itself. How has this impacted our underwriting results?

A. There is a lot of uncertainty today surrounding the issue of mold and insurance claims.

Some blame porous building materials for the spread of mold while some cite defective construction practices. Still others cite the superior insulation methods established over the past 30 years as airtight houses can trap moisture, allowing indoor mold concentrations to exceed outdoor levels, which generally is the basis for litigation.

First-party property exposures depend more on individual building construction and maintenance than anything else. But the cost of inspecting buildings for mold would substantially drive up rate levels for everyone. As a result, we will be adding the appropriate mold limitation forms to all commercial property covers, where permitted by statute or regulation. These forms clarify that coverage for mold damage is limited to $15,000 if it does not arise out of a fire or lightning loss.

Much third-party mold litigation is aimed at contractors, but other businesses face mold liability as well. In our opinion, there are several types of commercial enterprises inherently susceptible to mold litigation. Because underwriting the third-party exposure for these operations would be at best impractical and perhaps impossible, we will attach a liability mold exclusion to all businesses within designated classes.

Q. Was STFC's commercial lines loss experience in 2002 heavily impacted by catastrophe losses?

A. Rarely will a company our size avoid catastrophe losses in any year, but we can label this year "higher-than-average." Our catastrophe losses in commercial lines were $14.7 million in 2002, compared to $8.1 million in 2001, $5.3 million in 2000 and $14.7 million in 1999. Insurance companies are in business because unpredictable, unstoppable and devastating events occur to people and their property. Although part of our strategy is to minimize the impact of natural disasters on our book of business, we know to expect them and we pursue appropriate rate levels that produce underwriting profits, even in the face of storms. You won't find us using storms as an excuse for not making an underwriting profit. Does it make it tougher: of course.

Q. It appears that the industry is still exercising pricing sanity in the commercial lines markets. Will this carry over into 2003?

A. We think so. The property-casualty industry's loss experience improved in 2002 despite the fact that medical costs and damage awards climbed at an accelerating pace. As long as these costs keep rising, most insurers will continue to pursue rate increases. At State Auto, we focus on "rate per exposure," a measure that removes the impact of increasing exposure bases (e.g., property values and employee payrolls) on premium. Our intent is to maintain rate levels that withstand the collective impacts of inflation, escalating jury awards and natural catastrophes. And we'll be true to that objective no matter what other companies choose to do with their rates.

Q. How will the requirements of the Terrorism Risk Insurance Act (TRIA) impact STFC?

A. Although American business owners have always been exposed to possible financial loss due to terrorist acts, the probability of incurring terrorism-related loss has traditionally been so remote that, until recently, the property and casualty insurance industry hardly considered it



DES MOINES BRANCH OFFICE

In January 1999, State Auto secured a major foothold in the Iowa and Kansas P&C markets through the acquisition of the Farmers Casualty Insurance Company, State Auto's third acquisition since the creation of State Auto Financial Corporation in 1991. The 20,000-plus square foot office that served as Farmers' headquarters was soon christened the Des Moines Branch Office (DBO). Within the industry, Des Moines - along with Hartford, Columbus and Indianapolis - is regarded as one of the country's major insurance centers. As with the Midwest and Milbank acquisition, Farmers was a personal-lines only company, but already 18% of the branch's business is derived from commercial lines.

Location: West Des Moines, IA
Branch Manager: Lester Brue, 11 years with State Auto
2002 sales: $33.0 million, representing a 10.0% sales increase over 2001
Commercial/personal breakdown: 18% / 82%
2002 loss ratio: 62.0
Number of employees: 40

an issue. The 9/11 attacks on the World Trade Center and the Pentagon, however, have not only raised our nation's awareness to the reality of terrorism, but these losses have literally re-defined some insurance basics.

The stated purpose of the act was to establish a temporary insurance industry backstop that protects consumers from market disruptions and to provide the property and casualty industry a "transitional period" in which it can establish pricing adequacy and build capacity to absorb terrorism losses.

In compliance with TRIA, we have disclosed to commercial policyholders their right to purchase coverage for certified acts of terrorism. As some business owners may elect not to carry this coverage, we have advised them of their right to reject coverage, as well. Where possible, we intend to exclude non-certified acts of terrorism that arise out of nuclear, biological or chemical agents. (Non-certified acts of terrorism are those not carried out on behalf of a foreign interest.)

continued on page 12



Stockholders' Equity
$500
450
400
350
300
250
200
150
100
50
0
(in millions)
174.0
175.9
225.8
247.6
297.3
340.8
317.7
386.1
400.2
463.8
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



Stockholders' Equity
(Per Common Share Outstanding)
$12
10
8
6
4
2
0
4.27
4.29
5.48
5.98
7.11
8.11
8.29
10.01
10.28
11.89
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Stockholders' equity per common share outstanding = Ratio of total stockholders' equity to total number of common stock shares outstanding



EASTERN REGIONAL OFFICE

In 1987, the Eastern Branch Office, then located in Mechanicsburg, PA, was combined with the Columbus Branch Office and the operation was moved inside the companies' Home Office building. In 1996, this sizeable operation was divided into the Eastern Regional Office, representing Maryland, Pennsylvania and West Virginia, and the Central Regional Office, representing Illinois, Indiana, Michigan and part of Ohio. Today, a large claims service office, reporting to ERO, remains in Mechanicsburg.

While the branch enjoyed an exceptional sales year, its underwriting performance was severely impacted by an F4 tornado that leveled much of La Plata, MD. A description of that event and the State Auto response appears elsewhere in this report.

The combination of strong agent growth and the absorption of Meridian business means ERO will add another territory manager to the state of Pennsylvania in 2003.

Location: Columbus, OH (Home Office)

Branch Manager: Ben Blackmon, licensed as a State Auto agent in 1981 and an associate since 1993.

2002 sales: $120.8 million, representing a 17.2% increase over 2001.

Commercial/personal breakdown: 56% / 44%, State Auto's highest regional/branch office commercial lines ratio.

2002 loss ratio: 74.6

Number of employees: 98

continued from page 11

Personal Lines

Q. How has the personal lines market behaved in 2002?

A. For State Auto, it was a very good year in terms of growth and a mixed year in terms of underwriting results. Let's begin with automobile. Our pricing philosophy has not changed over the years – we follow a cost-based pricing approach – but what has changed is the industry. This is good. Competition has tired of poor loss experience and 2002 saw most companies seeking substantial price increases, which had a positive impact on our market share. Our overall underwriting results for private passenger automobile were strong again in 2002, but we dissect those results to get a clearer picture of how we're doing and what we need to do going forward. For example, while physical damage experience was excellent, the liability segment suffered increasing loss ratios. Thus, in this area we are taking stronger rate increases. Tied to this were poor personal injury protection (PIP) results. PIP is not offered in every state, but where it's available the experience has been deteriorating for the last 12 to 18 months. This is a coverage that cannot be underwritten, so in this case, rate relief is the only cure. The point is that you literally can't rest on the bottom line. You need to analyze its components and make adjustments.

Q. And homeowners?

A. State Auto, like almost everyone else in our business, lost money in homeowners in 2002. The reasons are simple: catastrophes. Very bad weather in concentrated form struck most all of our operating states over the course of the year. State Auto and the rest of the industry are a long way from reaching rate levels that will cover weather-related losses. However, the fact that we would have been profitable in 2002 if catastrophes could be removed from the equation tells us that our line underwriters are making good risk selections and our underwriting philosophy is sound. That's important because it means we're in a position to make money in this line in a more typical catastrophe year.

Q. Some companies are trying to get out of the homeowners business. Is STFC?

A. No. As is typical of our company, we feel we have the skills and the strategies to turn this line around while providing a consistent market for our agency partners. In fact, while many of our competitors are suspending the writing of new homeowners business, we are introducing a new homeowners program. Called **Options**, it allows us to more adequately price this line while remaining competitive in the market.

Q. No underwriting tool in recent memory has attracted more attention or faced greater scrutiny than insurance credit scoring. Doe STFC employ credit scoring?

A. Yes. The idea behind this tool is that, as a group, persons with poorer credit scores have higher loss ratios. State Auto has reviewed its book of business to verify this relationship and has shown it to exist for both automobile and homeowners. We use this underwriting tool in all of our operating states, where permitted, to either qualify a risk or to properly match the rate to the exposure. This product is probably the single most predictive tool available to underwriters. Many state legislatures and insurance departments have made attempts to limit insurers' use of this product. That is unfortunate, because the



INDIANAPOLIS REGIONAL OFFICE

Servicing the states of Indiana and Illinois, the Indianapolis Regional Office is State Auto's newest regional office, formed in 2001 following the acquisition of the Meridian Insurance Group. Meridian Mutual was founded 78 years ago in Indianapolis and became one of this country's most respected regional property casualty companies. IRO resides within the 225,000-sq.ft. building on North Meridian Street that had served as Meridian's corporate headquarters since 1950. After a transition period that included adjustments to product offerings and underwriting guidelines, the IRO book of business turned in a strong second half of 2002, recording an underwriting profit in the fourth quarter.

Location: Indianapolis, IN
Branch Manager: Joel Brown, vice president of sales for Meridian at the time of the acquisition
2002 sales: $127.6 million
Commercial/personal breakdown: 40% / 60%
2002 loss ratio: 69.8
Number of employees: 59 *(IRO currently does not have a claim department directly under its management.)*

great majority of consumers benefit from credit scoring. It's a complicated, misunderstood tool and we, as an industry, will have to work harder to explain it if we're going to persevere.

But here's the kicker: CLUE (Comprehensive Loss Underwriting Exchange) reports, next to credit scoring the most predictive underwriting tools available to the industry, are also under fire. They are being challenged in many states. CLUE reports provide companies with loss information, as provided by other insurers. Underwriters use these reports to learn more about the vehicle, the property and the loss experience of the potential insured. Understandably, this information may influence an individual's rates or even determine one's insurability in a standard market.

Q. How would the elimination of credit scoring or underwriting reports impact STFC?

A. Frankly, it would economically affect the buyer of insurance more so than the seller. If regulators limit the tools by which insurers attempt to properly price risks, the only result will be an increase in the majority's premium in order to cover the few who are higher risks. Naturally, the industry is loath to support this unfair subsidy.

continued on page 19

Annual Written Premium Growth STFC vs Industry



As reported
STFC
Industry
600
500
400
300
200
100
568.4
345.99
234.20
242.16
215.98
156.74
162.6 EST.
142.94
147.04
142.7
108.25
123.62
103.97
117.95
121.42
126.43
132.70
110.8
114.05
106.10
1992 1993 1994 1995* 1996 1997 1998* 1999* 2000* 2001* 2002

*Includes changes in the pooling arrangement effective January 1 of 1995, 1998, 1999, 2000 and October 1, 2001.

Industry source: A.M. Best



LA CROSSE BRANCH OFFICE

The La Crosse Branch Office was founded in 1997 upon the acquisition of Midwest Security Insurance Company, a personal lines-only operation that State Auto expanded into a full-service P&C enterprise within a few years. In 2002, the company was renamed State Auto Insurance Company of Wisconsin. La Crosse is situated in scenic western Wisconsin along the Mississippi River, an area known as one of the country's most popular fishing destinations.

The branch serves Wisconsin only. Its exceptional loss ratio for 2002 can be attributed to milder than normal weather patterns and, more significantly, the culmination of several years' hard work and discipline on the underwriting side.

Location: Onalaska, WI
Branch Manager: Kevin Kelly, 10 years with State Auto.
2002 sales: $35.6 million, representing a 25.7% sales increase over 2001.
Commercial/personal breakdown: 19% / 81%
2002 loss ratio: 52.9
Number of employees: 32

La Plata: after the

April 2002 was shaping up to be a very good month for State Auto, claims-wise. Although unseasonably cool and rainy at times, the weather had been fairly calm overall, and no major weather claims had been reported. Not until the last weekend of the month, that is.

That's when a line of severe hailstorms and tornados swept through 13 of State Auto's operating states, including Kentucky and Maryland. The city of La Plata, MD, bore the major brunt of those storms, with a deadly tornado touching down and destroying much of the city's downtown area. The devastation stretched along a 24-mile path, ranging from 40 to 400 yards wide. One of only four tornados to hit the town in the past 75 years, the residents of La Plata were not quite prepared for this type of storm. Fortunately, State Auto's claims team was.

"I was very proud of the way our claims office and adjusters responded to this disaster," said Eastern Regional Office (ERO) Manager Ben Blackmon, a La Plata native and former local agent. "Our adjusters were among the very first to arrive on the scene, and I was extremely impressed to see them in action."

"Nothing like it before"

Blackmon's former employer, the Edward L. Sanders Agency, was also hard-hit by the tornado, but equally committed to helping the town recover. According to agency claims director Gwen Ruble, "the tornado hit on Sunday night. By the next morning, our State Auto adjusters were already on the scene, passing out checks to our insureds. Until you've lost everything, including your home, you just have no concept of how important it is to receive that check the next day. Having the company adjusters on the scene just makes all the difference in the world."

The State Auto team of claim adjusters that arrived in La Plata the day after the tornado were still on the scene more than a month later, according to Ruble. The agency itself suffered significant damage from the storm. Located in the center of town – in Ruble's estimation just a half block from "Ground Zero" of the tornado's devastation – the agency building lost part of its roof and was without electricity following the storm.

"We were lucky to have our building mostly intact, though, and to have some place to work from. We were able to hook up a generator for electricity and phone service," Ruble said. "There were 12 of us in the office, with one PC and a dot matrix printer. With that equipment and our company claim adjusters, we started to take care of our policyholders who were calling and coming in from everywhere. I've never been through anything like it in my life."

Ruble said that those insureds who went through the worst devastation from the storm were invariably the easi-



MILBANK REGIONAL OFFICE

State Auto acquired Milbank Insurance Company, founded in 1892, from Royal Insurance Group in 1993. It was State Auto's first acquisition following the creation of State Auto Financial Corporation. Eventually, the Milbank company became our Milbank Regional Office (MRO), servicing the states of Minnesota, North Dakota, South Dakota and Utah.

MRO resides in a seven-story building that rises high above the wheat fields and granite-strewn plains of eastern South Dakota. The regional office shares the building with State Auto's centralized Personal Lines Services Department (PSD) and a corporate MIS support unit, as well as two business tenants. While more than doubling its pre-acquisition volume, MRO has distinguished itself in the region as a stable, innovative and service-oriented operation.

Location: Milbank, SD

Branch Manager: Russ Fischer, who was managing the Milbank operation for Royal at the time of the acquisition. Fischer has 36 years experience in the P&C industry.

2002 sales: $84.0 million, a 28% increase over 2001

Commercial/personal breakdown: 45% / 55%, an impressive statistic given the fact that Milbank, at the time of acquisition, *sold only personal lines*

2002 loss ratio: 50.8, resulting in an impressive underwriting profit of $11 million

Number of employees: 87

storm



State Auto claims adjusters helped insureds begin property repairs weeks before many others were able to do so.

est and most cooperative in the settlement process. And many of those who suffered less direct damage – i.e., those with more mild hail and wind damage – waited to report their claims until those most hard-hit were taken care of.

"State Auto gave such fantastic service to our insureds, that many came in a week or two later to rave about our agency and State Auto," she added. "Since we were so proactive, we were able to get contractors to their homes or businesses right away to start repairs. Many people were still waiting for contractors weeks later. Our insureds tell us how many people asked them who their insurance company is, and they are proud to say State Auto."


EDWARD L. SANDERS
INSURANCE AGENCY

Edward L. Sanders agency principal Larry Sanders and claims director Gwen Ruble worked with State Auto adjusters to bring relief to devastated policyholders.



NASHVILLE REGIONAL OFFICE

The Nashville office opened in 1955 to serve our Tennessee agents and has since grown into a regional office that manages a total of 475 primary agencies in six states, including Tennessee, Arkansas, Kentucky, Mississippi, Missouri and Oklahoma. NRO should become State Auto's regional office volume leader by year-end 2003. But growth is only part of the resume. 2002's $4.3 million underwriting loss broke an incredible string of 10 consecutive years of profitability. It was no coincidence that 2002 was also NRO's worst catastrophe year in history, with $15.5 million to date in paid losses. In 1999, the regional office moved into a new 37,000-square foot, two-story building in suburban Nashville.

Location: Goodlettsville, TN
Branch Manager: George Furlong, 27 years with State Auto.
2002 sales: $183.7 million, representing a 28.0% sales increase over 2001.
Commercial/personal breakdown: 50% / 50%, the first branch or regional office in company history to achieve an even commercial/personal distribution.
2002 loss ratio: 67.4
Number of employees: 129

STFC's approach to investing continues to produce solid returns in difficult markets

It's no secret that many property and casualty insurance companies turn to their investments to earn a net profit. Up until a few years ago, the siren song of a seemingly ceiling-less stock market made that strategy not only attractive, but also fairly easy to implement. But those days seem distant now, and underwriting woes for many insurers – instead of being ameliorated by investments – have been severely compounded by negative returns.

About 80% of State Auto Financial Corporation's assets are publicly traded, marketable securities, i.e., stocks and bonds. But at STFC, asset management is intended to augment the insurance operations of the company, not rescue them. Jim Duemey, STFC investment officer, explains that "Our company's main focus is to produce an underwriting profit and, therefore, investment income is additive to net income and has served to further increase our earnings-per-share."

For the 2002 Annual Report, Duemey answered questions about STFC's approach to investing and recent performance.

Has STFC's stock portfolio been adversely affected during the down markets?

Yes. Since 2000 the stock market has been extremely volatile. The United States economy has been remarkably resilient, and despite the recent corporate scandals and the events of 9/11, there have still been increases in Gross Domestic Product. But, the stock market was overvalued and prime for the resulting bear market. For only the third time since the Great Depression, stock market indexes declined for three consecutive years. The State Auto Companies' equity portfolios, which amount to 3.9% of invested assets, followed market trends, declining 18.6% for the year ending 2002. For the three-year period ending December 31, 2002, we averaged an 8.1% annual decline. But to put that in perspective, consider that the S&P 500 index declined 22.1% and 14.9% for those respective time periods. We don't celebrate losing money in the stock market, but comparatively speaking, we performed well.



STATE AUTO
Insurance Companies

SOUTHERN REGIONAL OFFICE

The Southern Regional Office (SRO), the company's second largest, has a storied history. The Southern Home Insurance Company, headquartered in Greer, a suburb of Greenville, South Carolina, was acquired by State Auto in 1958 and functioned through most of the '70s as a distinct member company of the State Auto Group. Its transformation to a major regional office – State Auto's largest in terms of the number of states and consumer population - was completed in the early '80s. SRO serves 404 primary agencies in the states of Alabama, North Carolina, South Carolina, Florida, Georgia, Virginia and part of Tennessee. SRO is surrounded by some of the country's fastest growing commercial and industrial areas, and enjoys the representation of a loyal and highly successful agency force. The companies' annual list of Inner Circle agencies typically features an inordinate number of SRO agents.

Location: Greer, SC

Branch Manager: Larry Wilson, whose 39 years with State Auto and 20-plus years at the SRO helm make him State Auto's dean of branch and regional office managers.

2002 sales: $176.6 million, representing a 10.1% sales increase over 2001.

Commercial/personal breakdown: 42% / 58%

2002 loss ratio: 58.1

Number of employees: 170, the largest regional office employee group.

But isn't that in large part because you have a conservative approach to investing?

I'd prefer the word "intelligent" to conservative. Being conservative can hurt your investment performance just as much as being aggressive if you take it to extremes. But the fact is, our investment philosophy served us very well in 2002. While the stock market declined, the fixed income markets have experienced three consecutive years of positive total returns. High-grade Treasuries, corporates and municipal bonds – and that's all we own (see chart on this page) - led the advancement. These assets have increased in value as interest rates declined to 40-year lows.

Were your fixed income returns strong enough to overcome your stock losses?

Absolutely. During this 2000-2002 period, the State Auto Companies' total portfolio actually increased in value because stocks represent such a small percentage of our investable assets. In 2002, stocks comprised only 3.9% of our portfolio, so their 18.6% decline was more than overcome by the bond portfolio's 12% increase. In total, our investments produced a positive total return of about 10.5% for the year.

Will you change your investment strategy if you sense that the market is turning?

We won't change our strategy. I'm not saying we wouldn't buy a few more stocks, but I underscore the word "few." Remember, we're that unusual company that is determined to make an underwriting profit. And when we do that – and we usually have done that – it takes a great deal of pressure off the need for sensational returns. Frankly, we're better underwriters than we are market prognosticators. But shouldn't most insurance companies want to be able to say that?

Asset Distribution


Accrued Income and Misc. Assets
14.2%
Cash and Cash Equivalents
6.0%
Stocks
3.4%
Bonds
76.4%

Bond Portfolio


U.S. Governments
10.6%
U.S. Government Agencies
15.5%
Investment Grade Corporates and Municipals
73.9%

Operating Revenue


214.7
252.8
331.7*
342.3
359.9
399.1*
438.3*
457.5*
621.3*
961.6
$1000
800
600
400
200
0
(in millions)
Earned Premiums
Net Investment Income
Management Services and Other Income
2.1
19.0
193.6
5.3
22.2
225.3
6.9
28.4
296.4
8.0
29.8
304.5
8.8
31.1
320.0
10.4
32.5
356.2
12.0
34.3
392.0
20.6
38.9
398.0
18.7
47.4
555.2
5.3
59.7
896.6
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

* Reflects changes in the pooling arrangement effective January 1 of 1995, 1998, 1999, 2000, October 1 2001, and addition of former Meridian Mutual business, effective July 1, 2001.

State Auto National

Patience, perseverance and, suddenly, a player: State Auto National comes of age

Eight years after its creation in 1991, State Auto National Insurance Company (SAN), STFC's wholly owned subsidiary, was licensed in 18 states, but written premium was a mere $25 million. "We spent those first years trying to get our products into the hands of as many SA agents as possible," said Nelson McCants, director of the companies' special risks division. "The nonstandard auto business was growing like crazy and we wanted to be a player. But anything with State Auto on the dec has to be underwritten for profit. On the other hand, though we knew we couldn't trade sales for high loss percentages, we also knew that we had to sustain stronger growth if we were going to survive."



Under Nelson McCants' leadership, SAN has "become one of the fastest growing nonstandard companies in the industry."

Then, as has so often been the case for the State Auto group, patience, consistency and smart underwriting opened the sales door. "Price wars were common in the nonstandard market through much of the '90s, and comparing nonstandard price wars to standard price wars is like comparing the Battle of the Bulge to wrestling at recess," explained McCants. "As our competitors' loss ratios ballooned and their capacity diminished, they adjusted their prices upward. We had, of course, been holding the line on our pricing and suddenly, everyone was moving up to us – up and past in some cases." Well-positioned again to offer a competitive and stable market to the hundreds of State Auto agents who had come to rely on nonstandard auto as a key income component, SAN took off on an amazing three-year growth spurt.

McCants explained that the market's turn alone wasn't enough to transform SAN into a serious player in the nonstandard market. "Remember, we wanted to be fast-growing and profitable. The two need not be mutually exclusive, but we had to find a more flexible, reliable way to evaluate the consumer in this market." They found it in credit scoring, an underwriting tool that was not only accurate, but allowed SAN to develop a set of actuarially sound discounts for any number of drivers who previously had been ineligible for discounts.

"We were able to remain competitively priced for the best drivers among the nonstandard group, and we could justify and sell higher premiums for the highest risk members. Some folks think underwriting nonstandard is as easy as riding the rails in a car wash. Hardly. Product design, coverages, pricing – generally, the company is taking on a higher risk and the consumer is asking for a basic package. You charge too much and nobody will buy from you...you charge too little, and you're heading into bankruptcy."

The second significant step taken at the market's high tide was a seemingly simple one that had profound ramifications. "When the consumer is shopping for nonstandard auto, he is very price conscious. That doesn't mean low price wins every time – most consumers are smarter than that – but it does mean if you don't get your numbers in front of the consumer, you don't have a chance.

"Sometimes it comes down to how easy it is for the agency's customer service rep to produce a quote. Agents told us our rating software, QuoteNational, was difficult to use, yet we remained convinced it was a superior product. We were partly right, they were partly right. We had a good product, but not a superior product. With the help of our technical support team in Agency Interface Services, we turned QuoteNational into a superior product. Now we were cooking: a hard market, flexible and accurate underwriting tools and superior rating software."

When the growth wave hit in August 2000, SAN was coming off another month of negative growth (15%). "We were ecstatic when the August numbers came in and showed an 18% growth...and it just got better from there. By year's end we were growing at the rate of 25% per month." The climb picked up speed through 2001, receiving major boosts when National products were introduced as replacements for Meridian and Mid-Plains nonstandard products.

By year-end 2002, Nelson McCants could say, without hesitation, "that we have become one of the fastest growing nonstandard companies in the industry. We have more than tripled our volume since the year-end 1999 and we doubled our volume in the past year. We are way ahead of schedule in our pursuit of $100 million in written premium (SAN finished 2002 with $88 million in total volume)." Then, as if he'd almost forgotten his origins, McCants smiled and said, "We are most proud of the fact that we have done this while becoming even more disciplined in our underwriting and pricing practices." At State Auto, you can't take the underwriter out of the salesman....standard or nonstandard market.

continued from page 13

Ask consumers if the premium should match the risk, and most of them will say, "Of course, isn't that what insurance pricing is all about."

Q. We have heard rumors that STFC is working on a "computer assisted underwriting system." Aren't virtually all management and administrative systems computerized to some extent already?

A. Yes. But what you're referring to is an underwriting system that combines speed, accuracy and decision making. This system, combining a number of new technologies, will: enable agents to know the underwriting status of the risk as the application is uploaded; automatically order reports on a rules-based structure, saving reporting costs; give underwriters the ability to analyze submissions on a daily basis; and identify trends and allow underwriters to make necessary adjustments to their underwriting decisions. Called Apollo, the new system will underwrite standard as well as nonstandard products. It will be launched in early 2003 with the rollout to continue in 2004.

Sales

Q. Earlier in this report it was stated that 2002 was a record growth year for STFC.

A. Easily a record year. The company grew 64.3%, or $368.9 million.

Q. What were the reasons?

A. Obviously, the two major reasons were the State Auto pooling changes and the Meridian acquisition. Together, they were responsible for more than two-thirds of STFC's growth. But internal growth was impressive in itself at 18.96%. In the 2001 annual report we told you that the creation of the personal lines sales specialist position within our branches was working as planned. In 2002 we added 10 more specialists, bringing the total to 26. This position allows us to reconnect with our agencies on the personal lines side of the house. While most other companies were pulling their representatives out of the field, we were putting them back in. This extra attention did not go unnoticed by our agency partners, who increased their personal lines production with us as the year went on. We repeatedly heard positive comments about this position when visiting with agencies working with a personal lines sales specialist. The agencies found our folks "highly motivated," "incredibly talented," and "a joy to work with!" Many agencies mentioned they appreciated we were putting the "personal" back into personal lines. We'll continue to expand this position, as warranted, in the years ahead.

A second initiative that made a difference was a customer service representative (CSR) incentive contest. CSRs are the focal point for service in most of our agencies. Probably more than half of the personal lines business submitted to State Auto comes from activities undertaken by CSRs. The contest, aimed at standard private passenger auto business, helped the company write over 3,700 new auto applications from June through August. During the three months of the contest, standard private passenger auto grew over $11 million. Participation from agencies in the 2002 contest increased 79% over the 2001 contest.

Q. You have indicated in the past that new agency appointments are critical to growth. How many did you appoint in 2002 and did it have the desired impact?

A. First, we're pretty selective, so one might expect that any agency we appoint is likely to help us grow. All new agencies are put through a thorough due-diligence process, ensuring we appoint agencies with a solid financial base, that write profitable business with the companies they have represented in the past, and are staffed with educated and motivated insurance professionals. New-to-State Auto agencies don't face the retention issues our established agencies do, and typically grow at a fairly rapid rate with us during their first few years after appointment. During 2002, we appointed 70 more agencies, but to understand the impact of new agents on our growth, look at the performance of the 330 agencies we've appointed since 2000. They added $24.8 million in growth in 2002.

Q. What else do you do to cultivate a good relationship with your agency force?

A. Bob Moone said it earlier: We've made a conscious decision to distribute our products exclusively through independent agents, and while a lot of companies say that, we're one of the few that has consistently demonstrated that commitment through our actions. Excellent sales and profit incentives don't hurt either.

We've also invested a great deal of energy in our Pacesetter Program, recognized as one of the pre-eminent new producer training programs in the industry. We had our largest class - 57 students - start with us in September. The 100 new PaceSetters in our two 2002 classes were joined by another 16 in our Alumni Club. All told, PaceSetters from the 2001 classes (who finished up in 2002), the 2002 classes (ongoing) and the Alumni Club wrote just shy of $7 million in new-to-State Auto business during the year.

Directors



Robert H. Moone, 59
President and CEO,
Chairman of the Board



Paul W. Huesman, 67
Agent, Huesman-Schmid
Insurance Agency, Inc.



Elaine Roberts, 51
Executive Director
Columbus, Ohio Airport Authority



David J. D'Antoni, 58
Senior Vice President
Ashland, Inc.



William J. Lhota, 63
Principal, Lhota Services
Retired Executive Vice President
American Electric Power



George R. Manser, 72
Retired Director of Corporate
Finance, Uniglobe Travel USA



Urlin G. Harris, 66
Retired Executive Vice President and
Treasurer



John R. Lowther, 52
Senior Vice President,
Secretary and General Counsel



Richard K. Smith, 57
Retired Partner
KPMG LLP

Senior Officers

Robert H. Moone, 59
President and CEO,
Chairman of the Board

Steven J. Johnston, 43
Senior Vice President,
Treasurer and CFO

John R. Lowther, 52
Senior Vice President,
Secretary and General Counsel

Mark A. Blackburn, 51
Senior Vice President

Steven R. Hazelbaker, 47
Vice President

Terrence L. Bowshier, 50
Vice President

James E. Duemey, 56
Vice President and
Investment Officer

William D. Hansen, 37
Vice President

Terrence P. Higerd, 58
Vice President

Noreen W. Johnson, 54
Vice President

Robert A. Lett, 63
Vice President

John B. Melvin, 53
Vice President

Cathy B. Miley, 53
Vice President

Richard C. Miley, 49
Vice President

John M. Petrucci, 44
Vice President

Cynthia A. Powell, 42
Vice President

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

2002 Financial Information



State Auto Financial Corporation

Contents

Selected Consolidated Financial Data 1

Management's Discussion and Analysis of Financial Condition and Results of Operations 2

Report of Independent Auditors 25

Consolidated Balance Sheets as of December 31, 2002 and 2001 26

Consolidated Statements of Income for each of the three years in the period ended December 31, 2002 27

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2002 28

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002 29

Notes to Consolidated Financial Statements 30

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Selected Consolidated Financial Data

	Year ended December 31								
	2002	2001*	2000*	1999*	1998*	1997	1996	1995*	1994
Statements of Income Data:	(dollars in thousands, except per share data)								
Earned premiums	$ 896,595	555,207	397,967	392,058	356,210	320,050	304,472	296,364	225,297
Net investment income	$ 59,691	47,375	38,915	34,262	32,506	31,107	29,863	28,461	22,189
Management services income	$ 2,638	15,586	17,594	8,727	7,945	7,367	6,774	6,377	5,170
Net realized gains on investments	$ 5,909	1,962	5,255	2,555	2,925	3,043	2,788	1,758	1,595
Other income	$ 2,646	3,142	3,043	3,269	2,473	1,409	1,200	525	147
Total revenues	$ 967,479	623,272	462,774	440,871	402,059	362,976	345,097	333,485	254,398
Income before federal income taxes	$ 37,790	17,976	61,444	56,985	49,605	56,638	34,792	40,953	20,294
Net income	$ 36,995	20,615	47,714	42,816	37,497	40,998	26,407	29,894	15,835
Earnings per common share[1][2]:									
Basic	$ 0.95	0.53	1.24	1.05	0.89	0.99	0.64	0.73	0.39
Diluted	$ 0.93	0.52	1.21	1.03	0.87	0.97	0.63	0.72	0.39
Cash dividends per common share[1]	$ 0.14	0.13	0.12	0.11	0.10	0.09	0.08	0.07	0.06
Balance Sheet Data at Year End:									
Total investments	$1,272,316	1,138,656	750,870	627,305	579,966	526,363	499,277	479,908	350,639
Total assets	$1,592,995	1,367,496	898,106	759,945	717,520	664,384	605,385	579,194	487,282
Total notes payable	$ 75,500	45,500	45,500	45,500	—	—	—	—	—
Total stockholders' equity	$ 463,769	400,193	386,059	317,687	340,824	297,258	247,619	225,763	175,852
Book value per common share[1]	$ 11.89	10.28	10.01	8.29	8.11	7.11	5.98	5.48	4.29
Statutory Ratios:									
Loss ratio	73.1	77.4	68.5	67.4	68.4	65.2	72.7	68.6	75.4
Expense ratio	29.2	27.8	27.0	29.5	29.4	28.9	27.3	31.0	28.2
Combined ratio	102.3	105.7	95.5	96.9	97.8	94.1	100.0	99.6	103.6
Industry combined ratio[3]	105.7	115.9	110.1	107.8	105.6	101.6	105.8	106.5	108.5
Ratio of net premiums written to statutory capital and surplus	2.62	1.81	1.32	1.47	1.63	1.71	1.91	2.12	1.77

[1] Adjusted for a July 1998 2-for-1 common stock split as well as a July 1996 3-for-2 common stock split effected in the form of a stock dividend.
[2] The earnings per share amounts prior to 1997 have been restated as required to comply with SFAS No. 128.
[3] Preliminary industry information for 2002 from A.M. Best.

* Reflects change in Pooling Arrangement, effective October 1, 2001, January 1, 2000, 1999, 1998 and 1995.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

State Auto Financial Corporation ("State Auto Financial"), through its principal insurance subsidiaries, State Auto Property and Casualty Insurance Company ("State Auto P&C"), Milbank Insurance Company ("Milbank"), Farmers Casualty Insurance Company ("Farmers Casualty") and State Auto Insurance Company of Ohio, formerly State Auto Insurance Company ("SA Ohio"), provides personal and commercial insurance for the standard insurance market. State Auto National Insurance Company ("National") and Mid-Plains Insurance Company ("Mid-Plains") write personal automobile insurance for risks in the nonstandard insurance market. These insurance products are marketed through the independent agency system. State Auto Financial is a majority-owned subsidiary of State Automobile Mutual Insurance Company ("Mutual"), an Ohio domiciled property and casualty insurer. State Auto Financial and its subsidiaries are referred to collectively herein as the "Company."

Mutual's wholly-owned subsidiaries are State Auto Insurance Company of Wisconsin, formerly Midwest Security Insurance Company ("SA Wisconsin"), State Auto Florida Insurance Company ("SA Florida") and Meridian Insurance Group, Inc. ("MIGI"). MIGI's subsidiaries are Meridian Security Insurance Company ("Meridian Security"), Meridian Citizens Security Insurance Company ("Meridian Citizens") and Insurance Company of Ohio ("ICO"). ICO ceased insurance operations on October 1, 2002 and was dissolved on January 15, 2003. MIGI is also party to an affiliation agreement with Meridian Citizens Mutual Insurance Company ("Meridian Citizens Mutual"). Meridian Security, Meridian Citizens, ICO and Meridian Citizens Mutual are collectively referred herein as the "MIGI Insurers."

State Auto P&C provides employees to all insurance affiliates, including Mutual and each of its affiliates. This is contractually provided for under the following management and/or cost sharing agreements: 1) the "2000 Management Agreement", to which State Auto P&C, Mutual, National, Milbank, and SA Ohio are parties. After October 1, 2001, the 2000 Management Agreement became a pure cost sharing agreement, but prior thereto, this agreement provided for a management fee based on surplus which was paid by each managed company to State Auto P&C; 2) the "Midwest Management Agreement", to which State Auto P&C, Mutual and SA Wisconsin are parties. This agreement provides for a management fee based on a percentage of direct written premiums collected by the Company for the services State Auto P&C provides; 3) the MIGI Management Agreement, effective July 1, 2002, to which State Auto P&C, Meridian Security, Meridian Citizens, and Meridian Citizens Mutual are parties. This agreement provides for a management fee equal to a percentage of the allocable employee expenses attributable to the operations of these companies paid to the Company for the services State Auto P&C provides. Each of the foregoing management agreements also apportions the actual costs of the services provided among the parties.

Effective January 1, 2002, all employees of MIGI became employees of State Auto P&C. In conjunction with this transaction, approximately $3.6 million in net plan benefit liabilities were transferred from MIGI to State Auto P&C.

State Auto P&C, Milbank, Farmers Casualty and SA Ohio (collectively the "Pooled Subsidiaries"), the insurance subsidiaries comprising the standard insurance segment, participate in a quota share reinsurance pooling arrangement (the "Pooling Arrangement") with Mutual. The Pooling Arrangement provides that the Pooled Subsidiaries cede to Mutual all of their insurance business and assume from Mutual an amount equal to their respective participation percentages as outlined in the Pooling Arrangement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

The following table sets forth a chronology of the participant changes that have occurred in the Pooling Arrangement since January 1, 1999:

	Pooled Subsidiaries						
Year *	State Auto P&C	Milbank	Farmers Casualty	SA Ohio	Mutual	SA Wisconsin	SA Florida
1999	37%	10%	3%	N/A	49%	1%	N/A
2000-9/30/2001	39	10	3	1	46	1	N/A
10/1/2001-2002	59	17	3	1	19	1	N/A
Effective 1/1/2003	59	17	3	1	18.3	1	0.7

* Time period is for the year ended December 31, unless otherwise noted.

On January 1, 2003, the Pooling Arrangement was amended to add SA Florida as a participant. The Company's aggregate pooling participation percentage remained at 80%. At December 31, 2002, SA Florida had not commenced insurance operations; consequently, there was no impact on the Company's books at January 1, 2003 relating to the Pooling Arrangement amendment.

In discussing Results of Operations, State Auto P&C, Milbank, Farmers Casualty, SA Ohio, National, Mid-Plains, Mutual, SA Wisconsin, Meridian Security, Meridian Citizens, ICO and Meridian Citizens Mutual are referred to collectively as the "State Auto Insurance Companies." The Pooled Subsidiaries, Mutual and SA Wisconsin are collectively referred to below as the "Pooled Companies."

Non-insurance subsidiaries of the Company include Stateco Financial Services, Inc. ("Stateco"), which provides investment management services to affiliated companies and Strategic Insurance Software, Inc. ("S.I.S."), which develops and sells software for the processing of insurance transactions, database management systems for insurance agents and electronic interfacing of information between insurance companies and agents. S.I.S. sells its services and products to affiliated companies and their agents and markets similar services and products to nonaffiliated insurers and their agencies. 518 Property Management and Leasing, LLC ("518 PML") is engaged in the business of owning and leasing real and personal property to affiliated companies. The members of 518 PML are State Auto P&C and Stateco. The results of operations of S.I.S. and 518 PML are not material to the total operations of the Company.

The following is a summary of several transactions that occurred in the second half of 2001 that will assist in the discussion of the Company's current period financial results:

Effective June 1, 2001, Mutual merged with Meridian Mutual Insurance Company ("Meridian Mutual"), with Mutual continuing as the surviving corporation, and acquired MIGI. Effective July 1, 2001, the insurance business of the former Meridian Mutual became part of the Pooling Arrangement and the Pooled Subsidiaries assumed 53% of the Meridian Mutual business on this same date. Concurrent with this transaction, the Pooled Subsidiaries received cash of $6.4 million and fixed maturities totaling $109.7 million, which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on July 1, 2001. The business of the former Meridian Mutual provides both standard and nonstandard personal lines and standard commercial lines to its policyholders. The principal lines of business include standard personal and commercial automobile, nonstandard personal automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. This former Meridian Mutual business assumed by the Pooled Subsidiaries comprises the Company's "Meridian standard" and "Meridian nonstandard" segments.

Effective October 1, 2001, the 2000 Management Agreement was amended to eliminate the management and operations services fee

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

charged by State Auto P&C to participants to the agreement, including Mutual. As a result of the loss of this income, substantially all of State Auto P&C's services income was eliminated at that time. Consequently, beginning with the first quarter 2002, the management and operations services segment is included in the "all other" category for segment reporting, as the results of this segment no longer meet the quantitative thresholds for separate presentation as a reportable segment. See "Reportable Segments" included herein and footnote 15 regarding the Company's operating segments in the consolidated financial statements of the Company.

The Pooling Arrangement was amended, effective October 1, 2001, such that the Pooled Subsidiaries' aggregate participation was increased from 53% to 80%. In conjunction with this change in pool participation, the Pooled Subsidiaries received cash of $2.2 million and fixed maturities totaling $236.3 million from Mutual, which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on October 1, 2001.

For the period October 1, 2001 through December 31, 2003, Mutual entered into a stop loss reinsurance arrangement (the "Stop Loss") with the Pooled Subsidiaries. Under the Stop Loss, Mutual has agreed to participate in the Pooling Arrangement's quarterly underwriting losses and gains in the manner described. If the Pooling Arrangement's quarterly statutory loss and loss adjustment expense ratio (the "Pool loss and LAE ratio") is between 70.75% and 80.00% (after the application of all available reinsurance), Mutual will reinsure the Pooled Subsidiaries 27% of the Pooling Arrangement's losses in excess of a Pool loss and LAE ratio of 70.75% up to 80.00%. The Pooled Subsidiaries would be responsible for their share of the Pooling Arrangement's losses over the 80.00% threshold. Also, Mutual will have the right to participate in the profits of the Pooling Arrangement. Mutual will assume 27% of the Pooling Arrangement's underwriting profits attributable to Pool loss and LAE ratios less than 69.25%, but more than 59.99%.

As the former Meridian Mutual standard and nonstandard business continues to be written and processed through the Meridian underwriting and claims system platform, management has monitored this business as separate segments from the State Auto standard and nonstandard processed business. Monitoring of these segments separately has been necessary in order to facilitate the integration of the business as it migrates through new policies and renewals to the State Auto systems platform in which State Auto policies, pricing, underwriting, and claims philosophies are fully reflected. Over time, it is anticipated that the Meridian operating segments will decrease and eventually disappear as they become fully integrated on to the State Auto systems platform. With the addition of the former Meridian Mutual business to the Pooling Arrangement, the Company renamed the two insurance segments that existed prior to 2001 to be the "State Auto standard segment" and the "State Auto nonstandard segment" and that business consisting of the business known formerly as the Meridian Mutual business to be the "Meridian standard segment" and "Meridian nonstandard segment." Due to the integration efforts that occurred within the Meridian nonstandard segment during 2001 and 2002, beginning with the first quarter of 2003, the Meridian nonstandard business will be included in the State Auto nonstandard segment.

Critical Accounting Policies

The Company's significant accounting policies are more fully described in note 1 to the Company's consolidated financial statements. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, revenues and expenses for the period then ended and the financial entries in the accompanying notes to the financial statements. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed therein.

Losses and loss expenses payable are management's best estimates at a given point in time of what the Company expects to pay claimants, based on known facts, circumstances and historical trends. Reserves for reported losses are established on either a case-by-case or formula basis depending on the type and circumstances of the loss. The case-by-case reserve amounts are determined based on the

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

Company's reserving practices, which take into account the type of risk, the circumstances surrounding each claim and policy provisions relating to types of loss. The formula reserves are based on historical data for similar claims with provision for trend changes caused by inflation. Loss and loss expense reserves for incurred claims that have not yet been reported are estimated based on many variables including historical and statistical information, inflation, legal developments, storm loss estimates, and economic conditions. Case and formula basis loss reserves are reviewed on a regular basis and as new data becomes available, estimates are updated resulting in adjustments to loss reserves. Generally, reported losses that had initially been reserved on a formula basis which have not settled after six months, are case reserved at that time. Although management uses many resources to calculate reserves, there is no precise method for determining the ultimate liability.

Acquisition costs, consisting of commissions, premium taxes, and certain underwriting expenses relating to the production of property and casualty business, are deferred and amortized ratably over the contract period. The method followed computing the acquisition costs limit the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, losses and loss expenses to be incurred, and certain other costs expected to be incurred as premium is earned. These amounts are based on estimates, and accordingly, the actual realizable value may vary from the estimated realizable value.

At December 31, 2002, fixed maturity and equity security investments are classified as available for sale and carried at fair value. At December 31, 2001, fixed maturities are classified either as held to maturity and carried at amortized cost, or available for sale and carried at fair value. For investments classified as available for sale, the net unrealized holding gains or losses, net of applicable deferred taxes, are shown as a separate component of stockholders' equity as "accumulated other comprehensive income," and as such are not included in the determination of net income. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold.

The Company regularly monitors its investment portfolio for declines in value that are other than temporary, an assessment which requires significant management judgment. Among the factors management considers are market conditions, the amount, timing and length of decline in fair value, and events impacting the issuer. When a security in the Company's investment portfolio has a decline in fair value which is other than temporary, the Company adjusts the cost basis of the security to fair value. This results in a charge to earnings as a realized loss, which is not changed for subsequent recoveries in fair value. Future increases or decreases in fair value, if not other than temporary, are included in other comprehensive income.

See a discussion of other factors that may have an impact on management's best estimates at "Impact of Significant External Factors" included herein.

Results of Operations

2002 Compared to 2001

Net income for the Company increased by $16.4 million (79.5%) in 2002. Contributing to this increase was a 4.6 point improvement in the Company's GAAP combined ratio and, as more fully described above, changes made to the Company's participation in the Pooling Arrangement in the second half of 2001. Additionally, net investment income increased due to the Pooling Arrangement changes in 2001, which was offset by a decrease in the Company's management and operations service income.

Consolidated earned premiums increased by $341.4 million (61.5%) in 2002. This increase was the result of the addition of the former Meridian Mutual business to the Pooling Arrangement, effective July 1, 2001, a change in the Pooled Subsidiaries' aggregate pooling participation percentage from 53% to 80%, effective October 1, 2001 and total net internal growth of 16.3%. The addition of the former Meridian Mutual business and the pooling change increased consolidated earned premiums 45.2%. The internal growth of the State Auto standard segment's earned premiums increased consolidated earned premiums 15.1%. This increase was driven by growth in commercial lines of business due to a combination of rate changes as well as increased policy counts. Personal lines of business continued to experience sales increases over prior year due to changes in the marketplace that permitted rate increases, as well as the expansion of the new personal lines sales specialist position that contributed to increased policy counts. The internal growth of the State Auto nonstandard segment earned premiums increased consolidated earned premi-

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

ums 5.4% due to a combination of rate changes and increased policy counts.

The internal decline of the Meridian standard and nonstandard segments decreased consolidated earned premiums 4.2%. This decrease was expected, given the corrective actions taken by management in both these segments, which actions included appropriate and necessary rate increases in almost every line of business. Additionally, one of the more significant actions taken within the Meridian standard segment was the discontinuance in late 2000 of the Group Advantage® Program which had generated substantial underwriting losses for Meridian Mutual. The last Group Advantage, policy on the books terminated January 2003. Regarding the Meridian nonstandard segment, in addition to taking significant corrective rate action, beginning in late 2001, the Company implemented an integration plan to write all new nonstandard auto business produced by the former Meridian Mutual agents through the State Auto nonstandard segment, specifically through National on the National system platform utilizing a more appropriate rating structure as well as credit scoring (as permitted by local law) and "point-of-sale" underwriting tools. The order of integration had been prioritized such that the states with the most need for profit improvement migrated to National first. All Meridian nonstandard auto new business is now being written through the State Auto nonstandard segment. The business that remains within the Meridian nonstandard segment is expected to decrease given this segment's historically low retention rate as well as the Company continuing to take appropriate rate increases. Fourth quarter 2002 earned premiums for the Meridian nonstandard segment comprised 0.5% of total consolidated earned premiums versus 1.8% in the same 2001 period. Consequently, beginning with the first quarter 2003, the Meridian nonstandard auto business will be included in the State Auto nonstandard segment category.

Net investment income increased by $12.3 million (26.0%) in 2002. Contributing to the increase over the previous year was an increase in invested assets due to a transfer of $354.6 million in cash and fixed maturity securities from Mutual to the Pooled Subsidiaries in the second half of 2001. This transfer was made in conjunction with the changes made to the Pooled Subsidiaries participation in the Pooling Arrangement, as more fully described above. Total cost of invested assets at December 31, 2002 and 2001, was $1,303.0 million and $1,150.3 million, respectively. Reflecting a decline in the interest rate environment, the investment yields, based on cash equivalents, fixed and equity securities at cost were 4.9% and 5.4% for the annual periods ending 2002 and 2001, respectively. See further discussion regarding investments at the "Liquidity and Capital Resources", "Investments" and "Market Risk" sections, included herein.

Management services income, including investment management fees, decreased by $12.9 million (83.1%) in 2002. This decrease was attributable to the termination of the fee element of the 2000 Management Agreement. The service fee under the 2000 Management Agreement paid by Mutual in 2001 was $12.5 million. See "Liquidity and Capital Resources" included herein, for discussion of the overall impact of the loss of the management and operations service fee on the Company's cash flow and operations.

Consolidated losses and loss adjustment expenses, as a percentage of earned premiums (the "GAAP loss and LAE ratio"), were 72.9% and 76.9% for the years 2002 and 2001, respectively. Comparison of the overall results of 2002 with those of 2001 was affected by the addition of the former Meridian Mutual business to the Pooling Arrangement. Since the former Meridian Mutual business was added to the Pooling Arrangement effective July 1, 2001, it negatively impacted the loss results of the Company only in the second half of 2001. However, in 2002 the results of the former Meridian Mutual business were included in and negatively impacted the results of the Pooling Arrangement for the entire year. Comparison of the overall results of 2002 with those of 2001 is also affected by the reserve strengthening that occurred during the second half of 2001 with respect to the Meridian segments. While the Meridian standard business continues to produce loss results poorer than the State Auto book of business (see table of GAAP loss and LAE ratios operating segments below), management believes there has been improvement in the performance of the Meridian segments due to the continuing efforts to improve pricing and risk selection applicable to these segments during 2002.

During the quarters ended September 30, 2002 and June 30, 2002, the Pooled Companies produced a Pool loss and LAE ratio under the Stop Loss (described above) that exceeded the 70.75% threshold, thereby recovering from Mutual $2.4 million and $6.4 million in losses, respectively (total of $8.8 million for the year

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

ended December 31, 2002). In the quarters ended December 31, 2002 and March 31, 2002, the Pooled Companies' Pool loss and LAE ratio was less than 69.25%, but more than 59.99%, thereby ceding to Mutual, under the Stop Loss $1.0 million and $0.4 million in earned premiums, respectively (total of $1.4 million for the year ended December 31, 2002). The cession activity through the Stop Loss had the effect of lowering the GAAP loss and LAE ratio by 0.9 and 1.1 points in 2002 and 2001, respectively.

The year 2002 was the worst catastrophe year in the history of the Company on a dollar loss basis and third worst in terms of GAAP loss and LAE ratio points. During the second quarter of 2002, a series of tornadoes and hailstorms went through several of the Company's operating states, including an F4 tornado in La Plata, Maryland. This storm was the largest single catastrophe event for the Company in 2002, accounting for 3.1 GAAP loss and LAE ratio points. Overall, catastrophe losses in 2002 were 1.2 GAAP loss and LAE ratio points higher than in 2001.

For discussion purposes, the following table provides comparative GAAP loss and LAE ratios for the Company's insurance operating segments for the 2002 and 2001 periods, respectively, except for the Meridian segments for 2001, which is for the six month period ended December 31, 2001:

	2002	2001
State Auto standard segment	69.4	65.9
State Auto nonstandard segment	81.2	77.3
Meridian standard segment	85.9	139.3
Meridian nonstandard segment	51.9	168.2
Total GAAP Loss and LAE Ratio	72.9	76.9

The State Auto standard segment GAAP loss and LAE ratio increased in 2002 to 69.4 from 65.9 in 2001. Catastrophe losses represented 5.7 points of this segment's loss results for 2002 compared to 4.4 points for 2001. With the significant increase in new business policy count came an increase in claim submissions. While general inflation has been relatively modest for the past several years, price inflation on goods and services for which insurance pays, such as medical care and repairs to automobiles and buildings, exceeded the rate of overall inflation and adversely impacted the GAAP loss and LAE ratio. The Company has reacted to this inflationary trend by filing more aggressive, cost-based, rate increases. Also contributing to the current year deterioration in the GAAP loss and LAE ratio was restrictions on the use of credit scoring in some states where the Company does business. To the extent these limitations result in higher loss ratios, the actuarial rate indications will increase resulting in larger rate increases being sought. The Company is also reviewing its credit scoring models to ensure that the premium rate derived from the model continues to accurately reflect the loss experience associated with each particular credit score range.

Representing approximately 42% of this segment's business, personal automobile has over the last five years yielded loss results better than industry average and in fact, has produced combined ratios of less than 100.0%. While the current year results are expected again to better industry average, this line of business did experience deterioration in its current year loss ratio, specifically within the auto liability and no fault lines, which management believes is due at least in part to increasing rates of inflation applicable to the health care sector of the U.S. economy and an increased volume of new business, as noted above. Adverse loss results on workers' compensation, commercial multi peril and other liability lines of business, which collectively represents approximately 18.2% of this segment's business, also contributed to the current year loss result increase. The Company is taking substantial and necessary rate increases in rate per exposure across these lines of business. Workers' compensation continues to be one of the most volatile lines that the Company provides and for this reason the Company has always maintained a particularly conservative posture on pricing in this line.

The State Auto nonstandard segment GAAP loss and LAE ratio increased in 2002 to 81.2 from 77.3 in 2001. This segment experienced more volatility in 2002, especially in those states experiencing substantial premium growth due to policy count increases. As described above, contributing to this growth has been the addition of National's product to agents who wrote the former Meridian Mutual's nonstandard auto business. While nonstandard automobile tends to be a more volatile line of business than standard automobile, management continually monitors this segment's premium rate adequacy. Management has been paying particular attention to the adequacy of these rates in these growth states, as well as risks written in certain agencies, and is reacting accordingly by increas-

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

ing rates and working with those agencies regarding risk selection.

The Meridian standard segment GAAP loss and LAE ratio for 2002 was 85.9 compared to 139.3 for the six month period ended December 31, 2001. Comparison of the overall results of 2002 with those of 2001 is affected by the reserve strengthening that occurred during the second half of 2001 within this segment. Catastrophe losses represent approximately 7.0 points of this segment's loss results for both the 2002 and 2001 periods. While the Meridian standard business continues to produce loss results worse than the State Auto book of business, management believes there has been improvement in this segment due to the necessary and continued efforts that began in 2001, e.g. seeking adequate cost-based rates, re-underwriting commercial renewals to be certain that risks written are within the State Auto underwriting guidelines and discontinuing the Group Advantage® Program.

The Meridian non-standard segment GAAP loss ratio for 2002 was 51.9 compared to 168.2 for the six month period ended December 31, 2001. This segment was also significantly impacted by case reserve strengthening that occurred during the second half of 2001. Similar to the Meridian standard segment, largely contributing to the current year loss results has been the substantial rate increases the Company implemented in 2001 and 2002.

Acquisition and operating expenses, as a percentage of earned premiums (the "GAAP expense ratio"), were 29.5% and 30.1% for the years 2002 and 2001, respectively. Management continually focuses its attention on improving its GAAP expense ratio, which is especially critical during a period of substantial top line growth.

Interest expense relates to the $45.5 million line of credit agreement the Company entered into with Mutual in 1999 and the $15.0 million surplus note agreement entered into with an affiliate on September 30, 2002. See additional discussion in the "Liquidity and Capital Resources" section included herein.

The 2002 underwriting improvement, coupled with net investment income being largely comprised of tax-exempt income, produced an effective tax expense rate in 2002 of 2.1% versus an effective tax benefit of 15% in 2001. For additional clarification, see the reconciliation between actual federal income taxes and the amount computed at the statutory rate as detailed in footnote 8 in the notes to the Company's consolidated financial statements.

2001 Compared to 2000

Net income for the Company decreased $27.1 million (56.8%) in 2001. Contributing to this decease was an increase in the Company's GAAP combined ratio to 107.0% from 98.4% in 2000. Negatively impacting the Company's insurance operations in 2001 were the loss results of the former Meridian Mutual business, assumed by the Pooled Subsidiaries beginning in July 2001, and a decrease in the Company's management and operations service fee income.

Consolidated earned premiums increased $157.2 million (39.5%). This increase was principally the result of the addition of the former Meridian Mutual business to the Pooling Arrangement, effective July 1, 2001, and a change in the Pooled Subsidiaries' aggregate pooling participation percentage from 53% to 80%, effective October 1, 2001. These actions increased consolidated earned premiums 30.9%. The internal growth of the State Auto standard segment's earned premiums increased consolidated earned premiums 6.8%. This increase has been largely driven by growth in commercial lines of business over the last twelve months; however, during the last half of the calendar year, personal lines of business began to experience sales increases. Management believes the personal lines sales increases are due to changes in the market place and to its establishing the position of Personal Lines Sales Specialist. The internal growth of the State Auto nonstandard segment earned premiums increased consolidated earned premiums 2.0%. Production levels in this segment continued to improve during 2001 as a result of improved processing routines for agents and the easing of competitive pricing pressures it had felt from certain market leaders in the first half of 2000. The internal growth of both the Meridian standard and nonstandard segment on consolidated earned premium was flat. See discussion below regarding management's action during 2001 on the Group Advantage® Program as well as management's response to adequacy of premium rate levels within the standard segment and the Company's plan on integration with regard to the Meridian nonstandard segment.

Net investment income increased $8.5 million

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

(21.7%) in 2001. Contributing to the increase over the previous year was an increase in investable assets due to a transfer of cash and fixed maturity securities from Mutual totaling $354.6 million to the Pooled Subsidiaries in conjunction with the Pooled Subsidiaries assuming 53% of the former Meridian Mutual business on July 1, 2001 and the change in the Pooled Subsidiaries pooling participation percentages, effective October 1, 2001, from 53% to 80%. Total cost of investable assets at December 31, 2001 and 2000, was $1,150.3 million and $741.1 million, respectively.

The investment yields, based on cash equivalents, fixed maturities and equity securities at cost, were 5.4% and 5.5% for the annual periods ending 2001 and 2000, respectively. During 2001, the Company experienced an increase in the number of calls over prior years on higher yielding fixed maturities. Monies from these calls were reinvested at lower rates. See further discussion regarding investments at the "Liquidity and Capital Resources," "Investments" and "Market Risk" sections, included herein.

Management services income, including investment management fees, decreased $2.0 million (11.4%) to $15.6 million for the year ended December 31, 2001. This decrease was attributable to the resolution of the disagreement between the Company and Ohio Department of Insurance regarding the recognition of the service fee paid by Mutual to State Auto P&C. The service fee under the 2000 Management Agreement paid by Mutual in 2001 was $12.5 million down from $14.5 million in 2000. See "Liquidity and Capital Resources" included herein, for discussion of the overall impact of the loss of the management and operations service fee on the Company's cash flow and operations.

Losses and loss expenses increased $154.9 million (56.9%) and as a percentage of earned premiums (the "GAAP loss and LAE ratio"), were 76.9%% and 68.4% for the years 2001 and 2000, respectively. During the fourth quarter of 2001, the Pooled Subsidiaries produced a loss ratio under the Stop Loss (described above) that exceeded the 80% threshold, thereby recovering the full layer of $6.2 million from Mutual. Adversely impacting the current year results were the loss results of the former Meridian Mutual business assumed by the Pooled Subsidiaries.

For discussion purposes, the following table provides comparative GAAP loss and LAE ratios for the Company's insurance operating segments for the 2001 and 2000 periods, respectively, except for the Meridian segments for 2001, which is for the six month period ended December 31, 2001:

	2001	2000
State Auto standard segment	65.9	67.4
State Auto nonstandard segment	77.3	81.4
Meridian standard segment	139.3	—
Meridian nonstandard segment	168.2	—
Total GAAP Loss and LAE Ratio	76.9	68.4

The Company's State Auto standard segment reflected an improvement in its GAAP loss and LAE ratio in 2001 to 65.9 from 67.4 in 2000. This segment's largest line of business, automobile, reflected a 1.5 point improvement in 2001 from 2000. This segment's next largest line of business, homeowners, has experienced some deterioration in its GAAP loss and LAE ratio over the last several years. Management has been monitoring this line of business and has taken some corrective action through rate increases and improved underwriting techniques such as credit scoring.

The Company's State Auto nonstandard segment experienced an improvement in its GAAP loss and LAE ratio in 2001 to 77.3 from 81.4 in 2000. In 2000, this segment began experiencing some volatility in loss activity in those states where National began operations in 1999. Consequently, management began monitoring the premium rate adequacy in these new states and reacted accordingly throughout 2000 and 2001 by increasing rates in these new states. Additionally, this segment has implemented a number of underwriting tools, including "point-of-sale" underwriting as well as the use of credit scoring. Management believes these two tools have contributed to this segment's profit improvement.

The former Meridian Mutual business has historically produced poorer loss results than the State Auto book. Through the integration process, several areas within the Meridian Mutual book are being strengthened that should produce improved long term results. The most notable improvement was management's focus on reviewing the Meridian segments' case reserves during the second half of 2001 to ensure that the claims were reserved in a manner consistent with State Auto practices. During the review, it became

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

apparent that case reserves on the Meridian segments for claims occurring in prior accident periods were not reserved consistently with historic State Auto adequacy levels. Nearly 14,000 open claims were reviewed, adding approximately $36 million to known case reserves on claims occurring in prior periods. Irrespective of this reserve strengthening, the Meridian segments' business continues to produce results that are not acceptable to management.

Corrective action is taking place in both the standard and nonstandard segments. Group Advantage® was a program within Meridian's standard segment where Meridian made its personal lines products available to Sam's Club members through insurance kiosks located in Sam's Club retail outlets. While this program generated significant premium growth, it consistently failed to meet profitability objectives. As a result, in late 2000, the former Meridian Mutual stopped writing new Group Advantage® business and began to terminate existing business as permitted by law. At the end of 2000, there were approximately 15,000 Group Advantage® policies in force. At year end 2001, there are approximately 800 of such policies in force. These remaining policies are expected to non-renew over the course of 2002.

During 2001, management also focused on strengthening the Meridian standard segment's adherence to underwriting guidelines in a manner consistent with State Auto practices, as well as analyzing the adequacy of prices relative to risks written. Consequently, management is in the process of re-underwriting 100% of the commercial renewals to be certain they fall within the State Auto guidelines. State Auto also has a practice of reviewing the rate level for each line of business in each operating state each year. Concurrent with these reviews, the Meridian standard segment's rate levels on its commercial book of business are being adjusted to the State Auto rate level. Implementing the Company's underwriting and pricing discipline within the Meridian standard segment is anticipated to have an adverse effect on top line growth of the Meridian standard segment. This may be partially offset by new business being written within the State Auto standard segment by those agencies previously representing the former Meridian Mutual but not State Auto.

The Meridian nonstandard segment produced significant underwriting losses generating a loss ratio for the six months ended December 31, 2001 of 168.2%. An integration plan is currently in place to write all new nonstandard auto business produced by former Meridian agents through National on the National system platform. The National system provides several enhancements that management anticipates will improve the nonstandard loss ratio for new risks written. Most notably, the National system uses credit scoring and "point-of-sale" underwriting tools. The order of integration has been prioritized such that the states with the most need for profit improvement are migrating to National first. New business for six of the 12 states that the Meridian nonstandard segment operates in is currently being written through National, with the remaining six states to follow throughout 2002.

Acquisition and operating expenses, as a percentage of earned premiums (the "GAAP expense ratio"), were 30.1% and 30.0% for the years 2001 and 2000, respectively. Impacting the current year expenses was approximately $1.3 million (0.2%) related to the Company's estimate of its future guaranty fund assessments related to the Reliance Insurance Company insolvency that was announced during the fourth quarter of 2001.

Interest expense relates to the line of credit agreement the Company entered into with Mutual during the second quarter of 1999 to assist in the funding of its stock repurchase program. See additional discussion in the "Liquidity and Capital Resources" section included herein.

Other expense as a percentage of earned premiums, were 1.6% and 1.7% for the year 2001 and 2000, respectively. Other expense for 2000 included $530,000 in interest relating to the return of premiums to the policyholders in the state of North Carolina as a result of settlement of rate litigation with the North Carolina Department of Insurance. Absent this interest charge in 2000, other expense, as a percentage of earned premiums, was comparable between the two time periods.

During 2001, the Company experienced an underwriting loss on its insurance operations, largely due to the loss results of the former Meridian Mutual business assumed by the Pooled Subsidiaries. This underwriting

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

loss, coupled with net investment income being largely comprised of tax-exempt income, produced an effective tax benefit in 2001 of 15% versus an effective tax expense of 22% in 2000. For additional clarification, see the reconciliation between actual federal income taxes and the amount computed at the statutory rate as detailed in footnote 8 in the notes to the Company's consolidated financial statements.

Reportable Segments

The Company's reportable segments are: State Auto standard insurance, State Auto nonstandard insurance, Meridian standard insurance, Meridian nonstandard insurance, and investment management services. The profits (losses) of these segments are monitored by management on an unconsolidated basis, as reflected in footnote 15, Reportable Segments, in the Company's consolidated financial statements and therefore do not reflect adjustments for transactions with other segments or realized gains or losses on sales of investments. The following table reflects segment profit (loss) for the years ended 2002, 2001, and 2000, except for the Meridian segments for 2001, which is for the six month period ended December 31, 2001:

	2002	2001	2000
		(in thousands)	
State Auto standard insurance	$37,537	$45,664	$35,579
State Auto nonstandard insurance	1,538	1,378	(116)
Meridian standard insurance	(15,376)	(44,397)	-
Meridian nonstandard insurance	2,537	(5,933)	-
Investment management services	6,402	5,965	5,354
All other	1,916	16,326	18,457
Total segment profit	$34,554	$19,003	$59,274

The decrease in the Company's 2002 profit within the State Auto standard insurance segment is primarily due to an increase in this segment's current year loss experience as discussed at "2002 Compared to 2001" in "Results of Operations." Increased top line growth, as well as an increase in the State Auto nonstandard segment's net investment income, despite deterioration in its loss results, contributed positively to this segment's profit in 2002. Improvement in the Company's 2001 segment profit within the State Auto standard and nonstandard insurance segments was primarily due to an improvement in these segments' loss experience and management's response to premium rate inadequacy as discussed at "2001 Compared to 2000" in "Results of Operations." As discussed above, management continually monitors these segments' premium rate adequacy and seeks adequate cost-based rates.

Comparison of the segment profit (loss) results of 2002 with that of 2001 for the Meridian segments was affected by the reserve strengthening that occurred during the second half of 2001. While management recognizes that the Meridian standard business continues to produce loss results poorer than the State Auto standard segment, it believes its integration efforts that began in 2001, as discussed at "2001 Compared to 2000," has improved this segment's results.

The increase in segment profit of the investment management segment in 2002 and 2001 was the result of this segment providing its services to the Meridian Insurers beginning June 1, 2001. This segment's revenue is based on the average fair value of the portfolio of the companies managed, which is largely comprised of fixed maturities. During 2002 and 2001, the investment management segment profit increased as managed invested assets increased.

As discussed above, beginning with the first quarter of 2002, the management and operations services segment is now included in the "all other" category for segment reporting as the results of this segment no longer meet the quantitative thresholds for separate presentation as a reportable segment. All other segment profits, including management and operations services, decreased in 2002 and 2001. The termination of the service fee under the 2000 Management Agreement was due to the resolution of the disagreement between the Company and Ohio Department of Insurance regarding the service fee paid by Mutual to the Company in 2001. See discussion at "2002 Compared to 2001" and "2001 Compared to 2000" in "Results of Operations." For additional information on the Company's reportable segments, see footnote 15 on "Reportable Segments" in the Company's consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

Liquidity and Capital Resources

Liquidity refers to the ability of a company to generate adequate amounts of cash to meet its needs for both long and short-term cash obligations as they come due. The Company's significant sources of cash are premiums, investment income and investments as they mature. The Company continually monitors its investment and reinsurance programs to ensure they are appropriately structured to enable the insurance subsidiaries to meet anticipated short and long-term cash requirements without the need to sell investments to meet fluctuations in claim payments.

Overall net cash provided by operating activities was $126.6 million in 2002, $63.5 million in 2001 and $87.7 million in 2000. The increase in 2002 is largely attributable to the prior year changes to the Pooled Subsidiaries participation in the Pooling Arrangement. In the second half of 2001, the Pooled Subsidiaries received cash of $8.6 million and fixed maturities of $346 million from Mutual as a result of adding the Meridian Mutual business to the Pooling Arrangement and changing the pooling participation percentage of the Pooled Subsidiaries from 53% to 80%. In 2000 there was a cash transfer of $18.6 million to the Pooled Subsidiaries in connection with the 2000 amended Pooling Arrangement, as well as a cash transfer of $28.1 million to State Auto P&C from Mutual relating to the net pension and post-retirement plan liabilities assumed by State Auto P&C relating to the transfer of employees of Mutual as of January 1, 2000. Prior to 2000, State Auto P&C provided only executive management services to all insurance affiliates. Absent the impact of these transactions in 2001 and 2000, net cash provided by operating activities was $54.9 million and $40.9 million, respectively. Over the last three years, operating cash flows have been sufficient to meet the operating needs of the Company while providing opportunities for increased investment and financing needs. The combination of the elimination of the relatively consistent cash flow from the management and operations services fee from Mutual in 2001 along with significantly larger insurance segments is expected to result in more volatility going forward but will also provide opportunity for increased earnings and cash flows from operations.

Overall net cash used in investing activities was $85.6 million during 2002, $55.3 million in 2001 and $90.9 million during 2000. The respective year's investing activity was reflective of the cash flow generated from operations discussed above. During 2002 the Company experienced fluctuating activity within its fixed maturity portfolio. Call activity in 2002 continued in response to the declines in the interest rate environment. While the Company continued to focus its attention on improving the loss results of the Meridian book of business, which has put upward pressure on the Company's overall loss experience in recent years, the Company increased its sale activity of its fixed maturities in an effort to increase its taxable position in its investment portfolio. Monies generated from the call and sale activity have been reinvested at lower yielding rates.

Cash provided by financing activities consists of proceeds from issuance of debt and common stock and cash used to acquire treasury shares and pay dividends to shareholders. Overall net cash provided by financing activities was $25.0 million in 2002, $0.5 million in 2001 and $10,000 in 2000. Net cash provided by financing activities increased during 2002 primarily due to net proceeds from issuance of debt (see discussion below), partly offset by payments to re-purchase Company common shares. During 2001 net cash provided by financing activities increased due to an increase in net proceeds from issuance of common stock over 2000.

Mutual, whose ownership in State Auto Financial is approximately 67%, has waived its right to receipt of the dividends declared by State Auto Financial since 1994 in an effort to enhance the statutory surplus of the insurance subsidiaries of State Auto Financial for use in support of underwriting operations which in turn is expected to increase the statutory surplus of Mutual. In years before 2002, prior to the declaration of each dividend by State Auto Financial, Mutual's directors reviewed the facts and circumstances then present in deciding whether to waive such dividend. Beginning in 2002, the issue of the waiver of Mutual's dividend on its shares of State Auto Financial was referred to the Independent Committee of the board of directors of Mutual. It met and determined that it would review dividend waiver decisions on an annual basis. For the year 2002, this committee of Mutual's board of directors decided to waive Mutual's dividends that might be declared by the board of directors of State Auto Financial for 2002 in order to take better advantage of

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

the investment opportunity State Auto Financial represents for Mutual. In 2003, once again this matter was referred to the Independent Committee of the Mutual board which determined to waive Mutual's right to receipt of dividends declared by State Auto Financial for the year 2003.

Impacting cash provided by financing activities during 2002, 2001 and 2000 was State Auto Financial's Board of Directors' approving plans to repurchase shares of its common stock from the public. In March 2002, the Board of Directors of State Auto Financial approved a plan to repurchase up to 1.0 million shares of its common stock from the public over a period extending to December 31, 2003. During 2002, the Company repurchased 396,000 shares from the public for a total of $6.3 million. Impacting cash used in financing activities during 2001 and 2000 was a 2000 stock repurchase plan approved to purchase up to 1.0 million of State Auto Financial's common stock from the public ending December 31, 2001 (the "2000 Repurchase Plan"). In 2001 and 2000, the Company repurchased approximately 25,000 shares each year from the public for a total of $0.4 million and $0.3 million, respectively.

In conjunction with a 1999 Repurchase Plan, State Auto Financial entered into a line of credit agreement with Mutual for $45.5 million. The interest rate is adjustable annually on each January 1 to reflect adjustments in the then current prime lending rate as well as State Auto Financial's current financial position. The interest rate was 4.75%, 5.0% and 6.0% for 2002, 2001 and 2000, respectively. Beginning January 1, 2003, the interest rate on this credit agreement will be 4.25%. Commencing in 2001, principal is due upon demand, with final payment to be received on or prior to December 31, 2005

Effective September 30, 2002, Milbank entered into a $15.0 million surplus contribution note with Meridian Security. Subject to the condition described below and other terms of the note, the maturity date is September 30, 2012. The interest rate is equal to the U.S. Treasury ten-year note yield at September 30, 2002 plus 100 basis points (4.59%) and is adjustable October 1, 2007, to the then current U.S. Treasury ten-year note yield plus 100 basis points for the remaining term of the note. Interest is accrued, but all payments of principal or interest may be made only with the prior written approval of the South Dakota Director of Insurance, Milbank's domiciliary state. Interest is scheduled to be paid semiannually in arrears beginning March 30, 2003.

The purpose of this surplus contribution note was to lower Milbank's net written premium to statutory surplus ratio (the "leverage ratio"). The increase in Milbank's leverage ratio resulted from an unusual rate of written premium growth over the last eighteen months due to a combination of increased top line growth and an increase in the Company's pooling participation percentage, effective October 1, 2001 (Milbank's pooling percentage increased from 10% to 17%), as well as the addition of the former Meridian Mutual business to the Pooling Arrangement, effective July 1, 2001. Also affecting its leverage ratio had been the increased losses sustained by the Company during the period of transition of the former Meridian Mutual book of business. At December 31, 2002, Milbank's leverage ratio is 2.4 to 1.

Effective December 23, 2002, State Auto Financial entered into a 364 day $15.0 million term loan note agreement with a bank. Interest adjusts quarterly and accrues based on LIBOR plus 75 basis points (2.15% at December 31, 2002). Interest on the note is 2.15% through March 23, 2003 and 2.027% for the period March 24, 2003 through September 23, 2003. The purpose of this term loan note was to contribute additional capital to State Auto P&C to improve this company's leverage ratio. The reason for the increase in State Auto P&C's leverage ratio is similar to that of Milbank's, which is described above. State Auto P&C's pooling percentage increased from 39% to 59%, effective October 1, 2001. At December 31, 2002, State Auto P&C's leverage ratio is 2.6 to 1.

At December 31, 2002, National's leverage ratio is 4.4 to 1 compared to 2.0 to 1 at December 31, 2001. The increase in the 2002 leverage ratio is the result of this company's substantial current year net written premium growth. Management believes the leverage ratios for Milbank, State Auto P&C and National are higher than is optimal. Management is in the process of considering alternatives and developing a plan to improve these ratios. It is likely there will be a cost to the Company attendant to generating additional surplus within these three insurance subsidiaries, but no details are known at this time.

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

The National Association of Insurance Commissioners ("NAIC") maintains risk-based capital requirements for property and casualty insurers. Risk-based capital is a formula that attempts to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy and other business factors. Applying the risk-based capital requirements as of December 31, 2002, each of the State Auto Insurance Companies surpassed all standards established by the formula.

The State Auto Insurance Companies are participants in a catastrophe reinsurance program. The amount retained by the State Auto Insurance Companies is $40.0 million for each occurrence. For up to $80.0 million in losses, excess of $40.0 million, traditional reinsurance coverage is provided. State Auto P&C assumes catastrophe reinsurance from Mutual, Milbank, SA Wisconsin, Farmers Casualty, SA Ohio, National, Mid-Plains and the Meridian Insurers, in the amount of $100 million excess of $120 million. This layer of $100 million in excess of $120 million has been excluded from the Pooling Arrangement. There have been no losses assumed under this agreement.

To provide funding if the State Auto Insurance Companies were to incur catastrophe losses in excess of $120.0 million, State Auto Financial has continued a structured contingent financing transaction with a financial institution and a syndicate of other lenders (the "Lenders") to provide up to $100.0 million for reinsurance purposes. In the event of such a loss, this arrangement provides that State Auto Financial would sell redeemable preferred shares to SAF Funding Corporation, a special purpose company ("SPC"), which would borrow the money necessary for such purchase from the Lenders. State Auto Financial would then contribute to State Auto P&C the funds received from the sale of its preferred shares. State Auto P&C would use the contributed capital to pay its direct catastrophe losses and losses assumed under the catastrophe reinsurance agreement. State Auto Financial is obligated to repay SPC (which would repay the Lenders) by redeeming the preferred shares over a five-year period. In the event of a default by State Auto Financial, the obligation to repay SPC has been secured by a Put Agreement among State Auto Financial, Mutual and the Lenders, under which Mutual would be obligated to either purchase the preferred shares from the SPC or repay the SPC for the loan(s) outstanding.

State Auto P&C's December 31, 1990 liability for losses and loss expenses of $65.5 million has been guaranteed by Mutual. Pursuant to the guaranty agreement, all ultimate adverse development of the December 31, 1990 liability, if any, is to be reimbursed by Mutual to State Auto P&C in conformance with pooling percentages in place at that time. As of December 31, 2002, there has been no adverse development of the liability.

On March 7, 2003, the Board of Directors of State Auto Financial declared a quarterly cash dividend of $0.035 per common share, payable on March 31, 2003, to shareholders of record on March 17, 2003. This is the 47th consecutive cash dividend declared by State Auto Financial's Board since State Auto Financial had its initial public offering of common stock on June 28, 1991. State Auto Financial has increased cash dividends to shareholders for eleven consecutive years.

The maximum amount of dividends that may be paid to State Auto Financial during 2003 by its insurance subsidiaries without prior approval under current law is limited to $35.3 million. The Company is required to notify the insurance subsidiaries' respective State Insurance Commissioner within five business days after declaration of all dividends and at least ten days prior to payment. Additionally, the domiciliary Commissioner of each insurer subsidiary has the authority to limit a dividend when the Commissioner determines, based on factors set forth in the law, that an insurer's surplus is not reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs. Such restrictions are not expected to limit the capacity of State Auto Financial to meet its cash obligations.

As discussed above, there was particular emphasis throughout 2002 and 2001 on improving the former Meridian Mutual book of business, which is expected to continue in 2003. The Company believes its underwriting and pricing discipline, as well as its commitment to delivering its products as effectively and efficiently as possible, have been key factors in the Company's underwriting results over the last several years. The Company remains active in the personal

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

and commercial markets, developing new products to enhance its product portfolio; appointing new agents in its operating territories; and refining its pricing levels for the markets and lines of business it believes offer the most profit potential.

Other Disclosures

Investments

Stateco performs investment management services (the investment management services segment) on behalf of the Company and Mutual and its subsidiaries. The Investment Committee of each insurer's Board of Directors sets investment policies to be followed by Stateco.

The primary investment objectives of the Company are to generate income, preserve capital and maintain adequate liquidity for the payment of claims. Fixed maturities that may be sold due to changing investment strategies are categorized as available for sale and are carried at fair value. At December 31, 2002, the Company had no fixed maturity investments rated below investment grade, nor any mortgage loans. The following table provides information regarding the quality distribution of the Company's fixed maturity portfolio at December 31, 2002:

	Percentage	Quality[1]
Corporate and Municipal Bonds	72.0%	AA+
U.S. Governments	2.8%	AAA
U.S. Government Agencies	25.2%	AAA
Total	100.0%	

[1] As rated by Moody's Investors Service

Despite the volatility in the equity market during 2002, the Company continued its direction of moderately increasing its equity portfolio investments to enhance growth of statutory surplus over the long term. Gains and losses on the sale of equity securities are computed using the first-in, first-out method. The Company's current investment strategy does not rely on the use of derivative financial instruments.

At December 31, 2002 all investments in fixed maturity and equity securities were held as available for sale and therefore are carried at fair value. Other invested assets are comprised of limited liability partnership investments that are carried at fair value, and as presented in the table below, represent approximately 0.2% of the Company's overall investment portfolio. The unrealized holding gains or losses, net of applicable deferred taxes, are shown as a separate component of stockholders' equity as "accumulated other comprehensive income" and as such are not included in the determination of net income. Effective December 31, 2002, the Company transferred all of its investments previously classified as held to maturity to the available for sale category to align the investment portfolio with management's investment policy. For fixed maturities classified as held to maturity, unrealized holding gains or losses were not reflected in the accompanying consolidated financial statements; rather they were carried at amortized cost. Upon transfer of the held to maturity investments to available for sale at December 31, 2002, the held to maturity investments' amortized cost, fair value and net unrealized gain were $19.1 million, $20.4 million and $1.3 million, respectively, and therefore other comprehensive income of $0.8 million, net of deferred taxes, was recognized.

The following table provides the composition of the Company's investment portfolio at December 31, 2002 and 2001, respectively:

	2002	%	2001	%
	(dollars in thousands)			
Fixed maturities:				
Held to maturity, at amortized cost	$ —	—	$ 27,406	2.4%
Available for sale, at fair value	1,216,698	95.6%	1,051,405	92.3%
Equity securities, at fair value	53,710	4.2%	59,845	5.3%
Other invested assets, at fair value	1,908	0.2%	—	—
Total investments	$1,272,316	100.0%	$1,138,656	100.0%

Management's Discussion and Analysis of Financial Condition and Results of Operations
Continued

The Company regularly monitors its investment portfolio for declines in value that are other than temporary, an assessment which requires significant management judgment. Among the factors that management considers are market conditions, the amount, timing and length of decline in fair value, and events impacting the issuer. When a security in the Company's investment portfolio has a decline in fair value which is other than temporary, the Company adjusts the cost basis of the security to fair value. This results in a charge to earnings as a realized loss, which is not changed for subsequent recoveries in fair value. Future increases or decreases in fair value, if not other than temporary, are included in other comprehensive income.

The Company reviewed its investments at December 31, 2002, and determined no other than temporary impairment exists in the gross unrealized holding losses, as provided in the table below, due to the evidence that exists indicating temporary impairment which includes, market conditions, amount, timing and length of decline, as well as events impacting the issuer, among other factors. The evaluation of investments for other than temporary impairment requires management to make judgments and estimates regarding the evidence known. Such judgments and estimates could change in the future as more information becomes known which could negatively impact the amounts reported herein. At December 31, 2002, there were no investments reflected in the table below with an unrealized holding loss that had a fair value significantly below cost continually for more than one year. There are no individually material securities with an unrealized holding loss at December 31, 2002.

The following table provides detailed information on the Company's investment portfolio for its gross unrealized gains and losses, adjusted for investments with other than temporary impairment at December 31, 2002:

Investment Category	Cost or amortized cost	Gross unrealized holding gains	Gain number of positions	Gross unrealized holding losses	Loss number of positions	Fair value
			(dollars in thousands)			
Fixed Maturities						
U.S. Treasury securities & obligations	$ 214,809	$11,016	75	$ 132	4	$ 225,693
States & political subdivisions	696,191	41,574	357	444	12	737,321
Corporate securities	128,631	10,453	58	72	4	139,012
Mortgage-backed securities of U.S. Gov. Agencies	109,703	4,969	54	-	-	114,672
Total fixed maturities	1,149,334	68,012	544	648	20	1,216,698
Equity Securities						
Technologies	4,135	368	6	1,136	5	3,367
Pharmaceuticals	6,716	930	4	479	2	7,167
Financial services	16,194	1,565	10	2,194	14	15,565
Manufacturing & other	28,792	3,285	15	4,466	25	27,611
Total equity securities	55,837	6,148	35	8,275	46	53,710
Other invested assets	1,857	51	1	-	-	1,908
Total	$1,207,028	$74,211	580	$8,923	66	$1,272,316

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

The amortized cost and fair value of fixed maturities at December 31, 2002, by contractual maturity, are summarized as follows:

	Amortized Cost	Fair Value
	(dollars in thousands)	
Due after 1 year or less	$ 5,363	$ 5,409
Due after 1 year through 5 years	40,173	43,368
Due after 5 years through 10 years	288,170	306,308
Due after 10 years	705,960	746,942
Subtotal	1,039,666	1,102,027
Mortgage-backed securities	109,668	114,671
Total	$1,149,334	$1,216,698

Expected maturities may differ from contractual maturities as the issuers may have the right to call or prepay the obligations with or without call or prepayment penalties.

For 2002, included in realized losses of equity securities below, was $2,221,000 ($329,000 on equity securities sold and $1,892,000 on equity securities held at year end) recognized related to other than temporary impairment on 5 equity positions and none for 2001 and 2000. There were no individually material equity securities for which the Company recognized other than temporary impairments in 2002. There was no other than temporary impairment of fixed maturities for 2002, 2001 and 2000. The individual circumstances impacting the other than temporary impairments recognized in 2002 did not impact other investments.

The securities sold during 2002, were sold to either recognize the gain available, to dispose of the security because of the Company's opportunity to invest in securities with greater potential return considering capital preservation, and as discussed above, to reposition the taxable/tax-exempt fixed maturity position of the Company. Realized gains and losses are summarized as follows:

For the year ended December 31, 2002	Realized Gains/Losses	Fair Value at Sale
	(dollars in thousands)	
Realized gains:		
Fixed maturities	$12,661	$310,333
Equity securities	2,047	8,059
Total realized gains	14,708	318,392
Realized losses:		
Fixed maturities	2,814	53,261
Equity securities	5,985	4,657
Total realized losses	8,799	57,918
Net realized gains on investments	$ 5,909	$376,310

Market Risk

Investable assets comprise approximately 85.9% of the Company's total assets. Of the total investable assets, 88.9% are invested in fixed maturities, 3.9% in equity securities and the remaining in cash and cash equivalents.

The Company's decision to make a specific investment is influenced primarily by the following factors: (a) investment risks; (b) general market conditions; (c) relative valuations of investment vehicles; (d) general market interest rates; (e) the Company's liquidity requirements at any given time; and (f) the Company's current federal income tax position and relative spread between after tax yields on tax-exempt and taxable fixed income investments.

The fixed maturity portfolio is managed in a laddered-maturity style and considers business mix and liability payout patterns to ensure adequate cash flow to meet claims as they are presented. At December 31, 2002, the Company's fixed maturity portfolio had an average maturity of 15.2 years. For the insurance subsidiaries, the maximum investment in any single

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

note or bond is limited to 5.0% of statutory assets, other than obligations of the U.S. government or government agencies, for which there is no limit. As indicated in the table above, the fixed maturity portfolio is of high quality with all holdings in either Government obligations, municipal, or corporate obligations. The Company does not intend to change its investment policy on the quality of its fixed maturity investments. Investments in equity securities are selected based on their potential for appreciation as well as ability to continue paying dividends. Additional information regarding the composition of investments, along with maturity schedules regarding investments in fixed maturities at December 31, 2002, is presented in tabular form above.

The Company's primary market risk exposures are to changes in market prices for equity securities and changes in interest rates and credit ratings for fixed maturity securities. The Company has no exposure to foreign currency exchange rate risk nor does it rely on the use of derivative financial instruments. To provide the Company greater flexibility in order to manage its market risk exposures, the Company categorizes its fixed maturities as available for sale. Also, the Company does not maintain a trading portfolio.

The Company's investment portfolio grew 17.1% during 2002 to $1,368.3 million at December 31, 2002 from $1.168.7 million at December 31, 2001. This growth was generated primarily from cash flow provided by operations and an increase in the unrealized gains of fixed maturities, partly offset by a decline in the overall equity market.

The equity markets declined during 2002 and 2001, the first time since the 1973 and 1974 bear markets in which the market also declined two years in a row. During 2002, the Company's equity portfolio decreased $11.6 million to a cumulative unrealized loss of $2.1 million at December 31, 2002 from a cumulative unrealized gain position of $9.5 million at December 31, 2001.

During 2002 the fixed maturity fair values increased as the interest rate environment decreased. The Company's fixed maturity portfolio cumulative unrealized gains increased $58.5 million to $67.4 million at December 31, 2002 from $8.9 million in cumulative unrealized gains at December 31, 2001.

The following table provides information about the Company's fixed maturity investments used for purposes other than trading that are sensitive to changes in interest rates. The table presents principal cash flows from maturities, anticipated calls and estimated prepayments, or pay downs from holdings in asset backed securities. The table also presents the average interest rate for each period presented.

PRINCIPAL AMOUNT MATURING IN:

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
				(dollars in thousands)				
Fixed interest rate securities	$14,544	5,783	8,302	21,605	8,653	1,079,266	1,138,153	$1,216,698
Average Interest rate	5.56%	6.01%	6.17%	5.81%	5.89%	5.25%	5.31%	

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

Losses and Loss Expenses Payable

The Company's management conducts periodic reviews of loss development reports and makes judgments in determining the reserves for ultimate losses and loss expenses payable. Several factors are considered by management in estimating ultimate liabilities including consistency in relative case reserve adequacy, consistency in claims settlement practices, recent legal developments, historical data, actuarial projections, accounting projections, exposure growth, current business conditions, catastrophe developments, late reported claims, entry errors, and other reasonableness tests.

Management's best estimate ("MBE") for National, Mid-Plains and the Pooled Subsidiaries share of the Pooled Companies loss and allocated loss adjustment expense reserve ("Loss and ALAE Reserve") at December 31, 2002, is $618,673,000 compared with an actuarial point estimate of $618,302,000 that is within a projected range of $593,156,000 to $644,692,000. The actuarial point estimate and MBE are not materially different. These values presented are on a direct basis, gross of salvage and subrogation recoverable, and before reinsurance, except for the Pooled Subsidiaries participation in the inter-company Pooling Arrangement. Therefore these values cannot be compared to other loss and loss expenses payable tables included elsewhere within the Company's Form 10-K. Ranges provide a quantification of the variability in the reserve projections, while the point estimates establish a mean, or expected value for the ultimate reserve. The MBE of loss reserves considers the Actuary's point estimate, or expected value, to be a reasonable and appropriate position within the range. The following table provides a reconciliation of MBE of the Company's direct Loss and ALAE Reserve to the Company's net loss and loss expenses payable at December 31, 2002. The Pooled Subsidiaries net additional share of transactions assumed from Mutual through the Pooling Arrangement has been reflected in the table below as Assumed by Pooled Subsidiaries:

Direct Loss and ALAE Reserve[1]:	*(in thousands)*
Pooled Subsidiaries, National and Mid-Plains	$289,845
Assumed by Pooled Subsidiaries	328,828
Total direct loss and ALAE reserve	618,673
Direct unallocated loss adjustment expense ("ULAE") [1]:	
Pooled Subsidiaries, National and Mid-Plains	17,413
Assumed by Pooled Subsidiaries	14,689
Total direct ULAE	32,102
Direct salvage and subrogation recoverable:	
Pooled Subsidiaries, National and Mid-Plains	(13,538)
Assumed by Pooled Subsidiaries	(13,555)
Total direct salvage and subrogation recoverable	(27,093)
Reinsurance recoverable	(8,825)
Assumed reinsurance	3,278
Reinsurance Assumed by Pooled Subsidiaries	(26,002)
Total losses and loss expenses payable, net of reinsurance recoverable on losses and loss expenses payable of $8,825	$592,133

[1] ALAE are those costs that can be related to a specific claim, which may include attorney fees, external claims adjusters, and investigation costs, among others. ULAE are those costs incurred in settling claims, such as in-house processing costs, for which no identification can be made to specific claims. ALAE and ULAE comprise the loss expense portion of the total loss and loss expenses payable.

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

The risks and uncertainties inherent in the estimates include, but are not limited to, actual settlement experience different from historical data, trends, changes in business and economic conditions, court decisions creating unanticipated liabilities, ongoing interpretation of policy provisions by the courts, inconsistent decisions in lawsuits regarding coverage and additional information discovered before settlement of claims. The Company's results of operations and financial condition could be impacted, perhaps significantly, in the future if the ultimate payments required to settle claims vary from the liability currently recorded.

The preceding paragraphs briefly describe certain factors management considers in estimating the ultimate liability for losses and loss expenses. With respect to the auto line of business, which represents almost half of the Company's total reserves, the most significant external variable is legal developments. As discussed in "Impact of Significant External Factors" below, court decisions have a significant impact on the property and casualty insurance industry. Some of these decisions have a more prospective effect as, for example, when contract provisions relating to third party coverages are construed in ways not anticipated by the Company. Other court decisions have more of a retroactive effect, in particular in the auto insurance line. Auto insurance tends to be a line of business more regulated by statutes; consequently, the courts tend to have more of an opportunity to construe these statutes and apply their interpretations to existing contracts. Uninsured motorists and underinsured motorists (collectively "UM") are statutory coverages in almost every state where the Company does business. When courts construe UM statutes in a manner which is adverse to the Company and the industry, the effect of that decision is typically retroactive, because, legally speaking when the court interprets a statute it is as though the statute was always construed in that manner. This retroactive effect is exacerbated in UM cases (and other first party coverage cases) because the statute of limitations applicable to UM claims and other first party coverages can be as long as 15 years. Claims that had been closed or not even presented, going back as long as 15 years, can be re-born by an adverse court decision. The Company considers the impact of adverse court decisions of which it has become aware when it sets ultimate loss and LAE reserves for auto insurance as well as other lines to the extent those lines may be retroactively affected by such matters.

The effect of court decisions is also apparent in the commercial lines of coverages such as commercial multi-peril and other liability and products liability. Courts can expand coverage or void exclusions which can increase the Company's exposure to claims. Some of these third party claims may still be brought within the statute of limitations applicable to such third party claims and expose the Company to some retroactive liabilities. These liabilities are sought to be addressed by the ultimate loss and LAE reserve that is the Company's estimate of loss and loss expenses payable.

It is not feasible to quantify the impact of judicial decisions by the courts that may have retroactive effect because the Company cannot foresee, among the range of issues that are litigated every day in courts in each state in which the Company does business, which cases will be decided adversely and how such decisions will actually apply to the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

The following table presents the loss and loss expenses payable by major line of business at December 31, 2002 and 2001, respectively:

	2002	2001	% Change
	(dollars in thousands)		
Automobile – standard	$254,579	$232,254	10%
Automobile –nonstandard	35,269	30,069	17%
Homeowners and farmowners	45,850	40,645	13%
Commercial multi-peril	77,018	58,161	32%
Workers compensation	77,801	72,726	7%
Fire and allied lines	14,416	11,370	27%
Other liability and products liability	80,539	60,154	34%
Other personal lines	1,033	779	33%
Other commercial lines	5,628	3,783	49%
Total losses and loss expenses payable, net of reinsurance recoverable on losses and loss expenses payable of $8,825 and $13,919, respectively	$592,133	$509,941	16%

Overall 2002 total net losses and loss expenses payable increased 16% from 2001. This increase is primarily driven by an increase in claim submissions, as the policy count base grew significantly during the year. As shown in the table, the "other commercial lines" payable percentage increase is greater than the average increase for all lines. We believe this is due to higher than average growth in commercial lines, and several unusually large claims incurred during 2002. Overall, management does not believe there is a significant change in the total book of business at December 31, 2002 compared to December 31, 2001.

2001, where the Company's loss and loss expenses incurred increased by $60.7 million for claims that occurred in prior years primarily as the result of case reserve strengthening on Meridian claims, in 2002, loss and losses expenses incurred increased $12.4 million (2.4% of December 31, 2001 net loss and loss expense payable). The current year development of the prior years' ultimate liability does not reflect any changes in the Company's fundamental claims reserving practices.

A tabular presentation of the current year $12.4 million development broken down by accident year is shown below derived from the Company's 2001 and 2002, 10 year loss development tables, as presented in the Reserves section of the Company's Form 10-K, "Narrative Description of Business" section. The development is measured in dollars and as a percentage of the total December 31, 2001 net loss and loss expense payable:

Accident Year	Current year development of ultimate liability redundancy (deficiency)	Percentage of 12/31/2001 total net loss and loss expenses payable
	(dollars in thousands)	
1992 and prior	$(1,547)	(0.30)%
1993	1,210	0.24
1994	(10)	0.00
1995	188	0.04
1996	(401)	(0.08)
1997	1,700	0.33
1998	(434)	(0.09)
1999	(3,373)	(0.66)
2000	(5,509)	(1.08)
2001	(4,238)	(0.83%)
Total	($12,414)	(2.4%)

In management's opinion, the 2.4% current year development, given the breakdown by accident year, is well within normal expectations for reserve development and claim settlement uncertainty.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

(Statements). Under the new rules, goodwill will no longer be amortized but will be subject to impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. Effective January 1, 2002, the Company implemented the new rules in accordance with the Statements. As part of the implementation, the Company performed the requisite transitional impairment tests for goodwill. The adoption of the Statements did not materially impact the Company's financial position or results of operations.

Impact of Significant External Factors

Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amount of losses and loss expenses are known. When establishing rates, the Company attempts to anticipate increases from inflation subject to the limitations of modeling economic variables. General inflation, as measured by the CPI, has been relatively modest over the last several years, however price inflation on the goods and services purchased by insurance companies in settling claims has been steadily increasing. In particular, repair costs for homes, autos, and commercial buildings, and medical care costs, have risen over the last few years. We continue to adjust our pricing projections as loss cost trends change to ensure premiums keep pace with inflation in all lines of business.

The Company considers inflation when estimating liabilities for losses and loss expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for losses and loss expenses are management's best estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investment income may partially offset potentially higher claims and expenses.

The Company is also affected by court decisions. Premiums rates are actuarially determined to enable an insurance company to generate an underwriting profit. These rates contemplate a certain level of risk. The courts may modify, in a number of ways, the level of risk which insurers had expected to assume including eliminating exclusions, multiplying limits of coverage, creating rights for policyholders not intended to be included in the contract and interpreting applicable statutes expansively to create obligations on insurers not originally considered when the statute was passed. Courts have also undone legal reforms passed by legislatures, which reforms were intended to reduce a litigant's rights of action or amounts recoverable and so reduce the costs borne by the insurance mechanism. These court decisions can adversely affect an insurer's profitability. They also create pressure on rates charged for coverages adversely affected and this can cause a legislative response resulting in rate suppression that can adversely affect an insurer. The Company may also be adversely affected by regulatory actions on matters within the jurisdiction of the various insurance departments where the Company does business or has entities domiciled.

After credit scoring, the industry's use of which has been limited to varying extents by certain state's laws, the next most predictive underwriting report available to insurers is previous loss information. Third party vendors obtain loss information from insurers based on the insured, the vehicle and/or the property location. As insurers write new business the database is accessed to analyze any loss experience of the insured, vehicle and/or property location. Many times insurer's premium rates will be adjusted to reflect the loss experience accessed from these databases. In some cases the overall acceptability of the insured's application in the standard market may be determined by these reports. During 2002, use of this loss information database product by the insurance industry as a predictive underwriting tool has been challenged by several west coast states and most recently in a few of the Company's states of operation. While it is too soon to determine states' reaction to the utilization of these database systems, any restrictive regulation of the full use of these underwriting reports could have an adverse impact on the Company as it has utilized these database systems for several years as an underwriting tool. Since such regulation is applicable to all companies writing business which utilize these reports the Company does not expect to suffer a competitive disadvantage.

Probably the most significant piece of legislation to affect the Company in 2002 was the Federal

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

Sarbanes-Oxley Act of 2002,("Sarbanes Oxley") which took effect in July 2002. While this law does not affect the Company's insurance operations, it has and will continue to have an effect on the Company. Sarbarnes Oxley was the response of the Congress to the corporate scandals of the last two years. Sarbanes Oxley imposes significant new rules on the Company's corporate governance, its financial and reporting processes and its relationship with its independent auditor. Sarbanes Oxley will require the Company to incur additional costs through an increase in its internal staff functions to ensure that it adequately documents compliance with these new legal requirements.

The Terrorism Risk Insurance Act of 2002 (the "Terrorism Act") established a temporary federal program that provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism committed by or on behalf of a foreign interest. In order for a loss to be covered under the Terrorism Act, it must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of Treasury ("subject losses"). In the case of a war declared by Congress, only workers' compensation losses are covered by the Terrorism Act. The Terrorism Insurance Program (the "Program") generally requires that all commercial property casualty insurers licensed in the U.S. participate in the Program. The amount of compensation paid to participating insurers under the Program is 90% of subject losses, after an insurer deductible, subject to an annual cap that limits the amount of subject losses to $100 billion aggregate per program year. The Company's deductible under this federal Program is approximately $28.0 million for 2003, subject to final rules to be established by the U.S. Treasury. Under the Terrorism Act, commercial property and casualty insurers must offer their commercial policyholders coverage against certified acts of terrorism, but the policyholders may choose to reject this coverage. If the policyholder rejects coverage for certified acts of terrorism, the Company intends, subject to the approval of the state regulators, to cover only such acts of terrorism that are not certified acts under the Terrorism Act and that do not arise out of nuclear, biological or chemical agents.

Forward-Looking Statements; Certain Factors affecting Future Results

Statements contained in this report, Form 10-K or any other reports or documents prepared by the Company or made by management may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Forward-looking statements may be identified, preceded by, followed by, or otherwise include, without limitation, words such as "plans," "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. The following factors, among others, in some cases have affected and in the future could affect the Company's actual financial performance.

- In addition to the acquisition of the Meridian Insurers and Mutual's merger with Meridian Mutual as discussed elsewhere in this report, Form 10-K, during the past several years, Mutual and the Company have acquired other insurance companies, such as Milbank, Farmers Casualty, and SA Wisconsin, and it is anticipated that Mutual and the Company will continue to pursue acquisitions of other insurance companies in the future. Acquisitions involve numerous risks and uncertainties, including the following: obtaining necessary regulatory approvals of the acquisition may prove to be more difficult than anticipated; integrating the acquired business may prove to be more costly or difficult than anticipated; integrating the acquired business without material disruption to existing operations may prove to be more difficult than anticipated; anticipated cost savings may not be fully realized (or not realized within the anticipated time frame) or additional or unexpected costs may be incurred; loss results of the Company acquired may be worse than expected; and retaining key employees of the acquired business may prove to be more difficult than anticipated. In addition, other companies in the insurance industry have similar acquisition strategies. There can be no assurance that any future acquisitions will be successfully integrated into the Company's operations, that competition

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

for acquisitions will not intensify or that the Company will be able to complete such acquisitions on acceptable terms and conditions. In addition, the costs of unsuccessful acquisition efforts may adversely affect the Company's financial performance.

- The Company's financial results are subject to the occurrence of weather-related and other types of catastrophic events, none of which are within the Company's control.
- The Company's operations are subject to changes occurring in the legislative, regulatory and judicial environment. Risks and uncertainties related to the legislative, regulatory, and judicial environment include, but are not limited to, legislative changes at both the state and federal level, state and federal regulatory rulemaking promulgations and adjudications that may affect the Company specifically, its affiliates or the industry generally, class action and other litigation involving the Company, its affiliates, or the insurance industry generally and judicial decisions affecting claims, policy coverages and the general costs of doing business. Many of these changes are beyond the Company's control.
- The laws of the various states establish insurance departments with broad regulatory powers relative to approving intercompany arrangements, such as management, pooling, and investment management agreements, granting and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, setting reserve requirements, determining the form and content of required statutory financial statements, prescribing the types and amount of investments permitted and requiring minimum levels of statutory capital and surplus. In addition, although premium rate regulation varies among states and lines of insurance, such regulations generally require approval of the regulatory authority prior to any changes in rates. Furthermore, all of the states in which the State Auto Group transacts business have enacted laws which restrict these companies' underwriting discretion. Examples of these laws include restrictions on agency terminations and laws requiring companies to accept any applicant for automobile insurance and laws regulating underwriting "tools." These laws may adversely affect the ability of the insurers in the State Auto Group to earn a profit on their underwriting operations.
- The property and casualty insurance industry is highly competitive. While prices have generally increased in some lines, price competition continues to be intense. The Company competes with numerous insurance companies, many of which are substantially larger and have considerably greater financial resources. In addition, because the Company's products are marketed exclusively through independent insurance agencies, most of which represent more than one company, the Company faces competition within each agency. The Company competes through underwriting criteria, appropriate pricing, and quality service to the policyholder and the agent and through a fully developed agency relations program. See "Marketing" in the "Narrative Description of Business" in Item 1 of the Company's Form 10-K.
- The Company is subject to numerous other factors which effects its operations, including, without limitation, the development of new insurance products, geographic spread of risk, fluctuations of securities markets, economic conditions, technological difficulties and advancements, availability of labor and materials in storm hit areas, late reported claims, previously undisclosed damage, utilities and financial institution disruptions, and shortages of technical and professional employees and unexpected challenges to the control of the Company by Mutual.

Qualitative and Quantitative Disclosures about Market Risk

"Qualitative and Quantitative Disclosures About Market Risk" is included above under Market Risk.

Report of Independent Auditors

The Board of Directors and Stockholders
State Auto Financial Corporation

We have audited the accompanying consolidated balance sheets of State Auto Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of State Auto Financial Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Columbus, Ohio
February 21, 2003

Consolidated Balance Sheets

	December 31	
	2002	2001
	(dollars in thousands, except share data)	
Assets		
Fixed maturities:		
Held to maturity, at amortized cost (fair value $0 and $28,672, respectively)	$ —	27,406
Available for sale, at fair value (amortized cost $1,149,334 and $1,042,539, respectively)	1,216,698	1,051,405
Equity securities, available for sale, at fair value (cost $55,837 and $50,361, respectively)	53,710	59,845
Other invested assets, at fair value (cost $1,857 and $0, respectively)	1,908	—
Total investments	1,272,316	1,138,656
Cash and cash equivalents	96,048	30,016
Deferred policy acquisition costs	77,886	67,087
Accrued investment income and other assets	50,788	40,920
Due from affiliate	14,210	—
Net prepaid pension expense	46,690	43,344
Reinsurance recoverable on losses and loss expenses payable (affiliate $4,286 and $8,867, respectively)	8,825	13,919
Prepaid reinsurance premiums (affiliate $3,997 and $2,200, respectively)	7,695	4,955
Current federal income taxes	—	1,549
Deferred federal income taxes	5,796	13,800
Property and equipment, at cost, net of accumulated depreciation of $3,915 and $3,351, respectively	12,741	13,250
Total assets	$1,592,995	1,367,496
Liabilities and Stockholders' Equity		
Losses and loss expenses payable (affiliate $303,960 and $280,011, respectively)	$ 600,958	523,860
Unearned premiums (affiliate $133,130 and $138,588, respectively)	377,990	329,495
Notes payable (affiliates $60,500 and $45,500, respectively)	75,500	45,500
Postretirement benefit liabilities	66,763	57,237
Current federal income taxes	745	—
Other liabilities	7,270	5,059
Due to affiliates	—	6,152
Total liabilities	1,129,226	967,303
Commitments and contingencies	—	—
Stockholders' equity:		
Class A Preferred stock (nonvoting), without par value. Authorized 2,500,000 shares; none issued	—	—
Class B Preferred stock, without par value. Authorized 2,500,000 shares; none issued	—	—
Common stock, without par value. Authorized 100,000,000 shares; 43,525,774 and 43,045,320 shares issued, respectively, at stated value of $2.50 per share	108,815	107,613
Less 4,524,475 and 4,108,230 treasury shares, respectively, at cost	(54,249)	(47,613)
Additional paid-in capital	50,354	47,106
Accumulated other comprehensive income	42,512	12,030
Retained earnings	316,337	281,057
Total stockholders' equity	463,769	400,193
Total liabilities and stockholders' equity	$1,592,995	1,367,496

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

	Year ended December 31		
	2002	2001	2000
	(dollars in thousands, except per share amount)		
Earned premiums (ceded to affiliate $506,777, $432,168 and $402,560, respectively)	$ 896,595	555,207	397,967
Net investment income	59,691	47,375	38,915
Management services income from affiliates	2,638	15,586	17,594
Net realized gains on investments	5,909	1,962	5,255
Other income (affiliates $602, $1,450, and $1,546, respectively)	2,646	3,142	3,043
Total revenues	967,479	623,272	462,774
Losses and loss expenses (ceded to affiliate $368,819, $303,931 and $279,657, respectively)	653,474	427,074	272,167
Acquisition and operating expenses	264,348	167,207	119,569
Interest expense to affiliates	2,333	2,275	2,730
Other expenses	9,534	8,740	6,864
Total expenses	929,689	605,296	401,330
Income before federal income taxes	37,790	17,976	61,444
Federal income tax expense (benefit):			
Current	8,155	7,699	14,408
Deferred	(7,360)	(10,338)	(678)
Total federal income taxes	795	(2,639)	13,730
Net income	$ 36,995	20,615	47,714
Earnings per common share:			
Basic	$ 0.95	0.53	1.24
Diluted	$ 0.93	0.52	1.21
Dividends paid per common share	$ 0.14	0.13	0.12

See accompanying notes to consolidated financial statements.

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Statements of Stockholders' Equity *(in thousands)*

	Common Shares	Common Stock	Treasury Shares	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance-December 31, 1999	42,355	$105,888	4,034	($46,588)	$42,562	$156	$215,669	$317,687
Net income							47,714	47,714
Unrealized gains, net of tax and reclassification adjustment						20,161		20,161
Comprehensive income								67,875
Issuance of common stock	271	676			1,120			1,796
Tax benefit from stock options exercised					189			189
Treasury shares acquired on stock option exercises			12	(149)				(149)
Treasury shares acquired under repurchase program			25	(301)				(301)
Stock options granted					524			524
Change in minority interest of subsidiary					(187)		22	(165)
Cash dividends paid							(1,397)	(1,397)
Balance-December 31, 2000	42,626	$106,564	4,071	($47,038)	$44,208	$20,317	$262,008	$386,059
Net income							20,615	20,615
Unrealized losses, net of tax and reclassification adjustment						(8,287)		(8,287)
Comprehensive income								12,328
Issuance of common stock	419	1,049			1,604			2,653
Tax benefit from stock options exercised					1,140			1,140
Treasury shares acquired on stock option exercises			12	(187)				(187)
Treasury shares acquired under repurchase program			25	(388)				(388)
Stock options granted					154			154
Cash dividends paid							(1,566)	(1,566)
Balance-December 31, 2001	43,045	$107,613	4,108	$(47,613)	$47,106	$12,030	$281,057	$400,193
Net income							36,995	36,995
Unrealized gains, net of tax and reclassification adjustment						30,482		30,482
Comprehensive income								67,477
Issuance of common stock	480	1,202			2,173			3,375
Tax benefit from stock options exercised					910			910
Treasury shares acquired on stock option exercises			20	(375)				(375)
Treasury shares acquired under repurchase program			396	(6,261)				(6,261)
Stock options granted					165			165
Cash dividends paid							(1,715)	(1,715)
Balance-December 31, 2002	43,525	$108,815	4,524	($54,249)	$50,354	$42,512	$316,337	$463,769

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31		
	2002	2001	2000
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 36,995	20,615	47,714
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, net	5,616	3,036	3,548
Net realized gains on investments	(5,909)	(1,962)	(5,255)
Changes in operating assets and liabilities:			
Deferred policy acquisition costs	(10,798)	(4,735)	(1,756)
Accrued investment income and other assets	(10,054)	(16,671)	(2,480)
Net prepaid pension expense	(3,346)	(5,606)	(4,168)
Postretirement benefit liabilities	9,526	1,396	3,746
Reinsurance recoverable on losses and loss expenses payable and prepaid reinsurance premiums	2,353	(7,943)	(763)
Other liabilities and due to/from affiliates, net	(18,149)	11,273	(7,106)
Losses and loss expenses payable	77,097	47,693	(440)
Unearned premiums	48,494	21,919	6,817
Federal income taxes	(5,205)	(14,139)	1,093
Cash provided from adding the former Meridian Mutual Insurance Company business to the reinsurance pool, effective 7/1/01	—	6,380	—
Cash provided from the change in the reinsurance pool participation percentage 10/1/01 and 1/1/00, respectively	—	2,197	18,617
Cash provided from transfer of employees, effective 1/1/00	—	—	28,098
Net cash provided by operating activities	126,620	63,453	87,665
Cash flows from investing activities:			
Purchase of fixed maturities - available for sale	(507,626)	(246,269)	(187,724)
Purchase of equity securities	(22,130)	(16,437)	(15,783)
Purchase of other invested assets	(1,857)	—	—
Maturities, calls and principal reductions of fixed maturities - held to maturity	8,238	11,612	4,600
Maturities, calls and principal reductions of fixed maturities - available for sale	61,509	38,552	22,355
Sale of fixed maturities - available for sale	363,594	149,043	71,530
Sale of equity securities	12,716	9,301	16,158
Net additions of property and equipment	(56)	(1,056)	(2,066)
Net cash used in investing activities	(85,612)	(55,254)	(90,930)
Cash flows from financing activities:			
Net proceeds from issuance of debt	30,000	—	—
Net proceeds from issuance of common stock	3,000	2,466	1,708
Payments to acquire treasury shares	(6,261)	(388)	(301)
Payment of dividends	(1,715)	(1,566)	(1,397)
Net cash provided by financing activities	25,024	512	10
Net increase (decrease) in cash and cash equivalents	66,032	8,711	(3,255)
Cash and cash equivalents at beginning of year	30,016	21,305	24,560
Cash and cash equivalents at end of year	$ 96,048	30,016	21,305

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements of State Auto Financial Corporation include State Auto Financial Corporation (State Auto Financial) and its wholly-owned subsidiaries that consist of:

- State Auto Property and Casualty Insurance Company (State Auto P&C), a South Carolina corporation
- Milbank Insurance Company (Milbank), a South Dakota corporation
- Farmers Casualty Insurance Company (Farmers Casualty), an Iowa corporation
- State Auto Insurance Company of Ohio (SA Ohio), an Ohio corporation (formerly State Auto Insurance Company)
- State Auto National Insurance Company (National), an Ohio corporation
- Stateco Financial Services, Inc. (Stateco), an Ohio corporation
- Strategic Insurance Software, Inc. (S.I.S.), an Ohio corporation.

Mid-Plains Insurance Company (Mid-Plains), an Iowa corporation, is a wholly-owned subsidiary of Farmers Casualty. The financial statements also include the operations and financial position of 518 Property Management and Leasing, LLC (518 PML), whose members are State Auto P&C and Stateco.

State Auto Financial, an Ohio corporation, is a majority-owned subsidiary of State Automobile Mutual Insurance Company (Mutual), an Ohio corporation. State Auto Financial and subsidiaries are referred to herein as "the Companies" or "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Description of Business

The Company, through State Auto P&C, Milbank, Farmers Casualty and SA Ohio, provides standard personal and commercial insurance to its policyholders. Their principal lines of business include personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. National and Mid-Plains provide nonstandard automobile insurance. State Auto P&C, Milbank, Farmers Casualty, SA Ohio, National, and Mid-Plains operate primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states, through the independent insurance agency system. State Auto P&C, Milbank, Farmers Casualty, SA Ohio, National and Mid-Plains are chartered and licensed as property and casualty insurers in the states of South Carolina, South Dakota, Iowa, Ohio (SA Ohio and National) and Iowa, respectively, and are licensed in various other states. As such, they are subject to the regulations of the applicable Departments of Insurance of their respective states of domicile (the Departments) and the regulations of each state in which they operate. These property and casualty insurance companies undergo periodic financial examination by the Departments and insurance regulatory agencies of the states that choose to participate.

Through State Auto P&C, effective January 1, 2000, the Company provides management and operation services under management agreements for all insurance and non-insurance affiliates. Pursuant to these agreements, the Company received approximately $28.1 million equal to the net pension and postretirement plan benefit liabilities assumed relating to the transfer to the Company of all employees from Mutual and other affiliated companies. Prior to January 1, 2000, the Company, through State Auto P&C, provided executive insurance management services to all insurance affiliates.

Through Stateco, the Company provides investment management services to affiliated companies.

The Company, through S.I.S., develops and sells software for the processing of insurance transactions, database management for insurance agents and electronic interfacing of information between insurance companies and agencies. S.I.S. sells services and products to affiliated companies and their agents and markets similar services and products to nonaffiliated insurers and their agencies.

518 PML, an Ohio limited liability company, was formed to engage in the business of owning and leasing real and personal property to affiliated companies.

Notes to Consolidated Financial Statements, Continued

(c) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which vary in certain respects from statutory accounting practices followed by State Auto P&C, Milbank, Farmers Casualty, SA Ohio, National and Mid-Plains that are prescribed or permitted by the Departments.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, revenues and expenses for the period then ended and the accompanying notes to the financial statements. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of losses and loss expenses payable. In connection with the determination of this estimate, management uses historical data and current business conditions to formulate estimates including assumptions related to the ultimate cost to settle claims. These estimates by their nature are subject to uncertainties for various reasons. The Company's results of operations and financial condition could be impacted in the future should the ultimate payments required to settle claims vary from the amount of the liability currently provided.

(d) Deferred Policy Acquisition Costs

Acquisition costs, consisting of commissions, premium taxes, and certain underwriting expenses related to the production of property and casualty business, are deferred and amortized ratably over the contract period. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, losses and loss expenses to be incurred, and certain other costs expected to be incurred as premium is earned, without credit for anticipated investment income. These amounts are based on estimates and accordingly, the actual realizable value may vary from the estimated realizable value. Net deferred policy acquisition costs were:

	Year ended December 31		
	2002	2001	2000
	(dollars in thousands)		
Balance, beginning of year	$ 67,087	32,458	28,936
Acquisition costs deferred	235,139	143,651	101,305
Amortized to expense during the year	224,340	109,022	97,783
Balance, end of year	$ 77,886	67,087	32,458

(e) Investments

At December 31, 2002 all investments in fixed maturity and equity securities are held as available for sale and therefore are carried at fair value. Other invested assets are comprised of limited liability partnership investments that are carried at fair value. The unrealized holding gains or losses, net of applicable deferred taxes, are shown as a separate component of stockholders' equity as "accumulated other comprehensive income" and as such are not included in the determination of net income. Effective December 31, 2002, the Company transferred all of its investments previously classified as held to maturity to the available for sale category to align the investment portfolio with management's investment policy. For fixed maturities classified as held to maturity, unrealized holding gains or losses were not reflected in the accompanying consolidated financial statements, rather they were carried at amortized cost. Upon transfer of the held to maturity investments to available for sale at December 31, 2002, the held to maturity investments' amortized cost, fair value and net unrealized gain were $19,095,000, $20,369,000 and $1,274,000, respectively, and therefore other comprehensive income of $828,000, net of deferred taxes of $446,000 was recognized. Gains and losses on the sale of equity securities are computed using the first-in, first-out method. The Company regularly monitors its investments that have fair value less than the carrying amount for signs of other than temporary impairment. Among the factors considered are market conditions, amount, timing and length of decline in fair market value and events impacting the issuer. When other than temporary impairment is recognized, the investment cost is written down to fair value and a realized loss is recorded. The cost is not adjusted for any subsequent recovery in fair value. For 2002, included in net realized gain on investments was $2,221,000 of realized losses recognized due to other than temporary impairments.

Notes to Consolidated Financial Statements, Continued

(f) Goodwill

Goodwill included in other assets was $2,012,000, net of $1,864,000 amortization at December 31, 2002 and 2001 which represents the excess of cost of acquisition over the fair value of the net assets acquired. See related goodwill discussion at note 1(n). In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 (Statements). Under the new rules, goodwill will no longer be amortized but will be subject to impairment tests in accordance with the Statements. The Company evaluated the goodwill and determined that there was no impairment at December 31, 2002.

(g) Losses and Loss Expenses Payable

Losses and loss expenses payable are based on formula and case-basis estimates for reported claims, and on estimates, based on experience and perceived trends, for unreported claims and loss expenses. The liability for unpaid losses and loss expenses, net of estimated salvage and subrogation recoverable of $27,093,000 and $26,216,000 at December 31, 2002 and 2001, respectively, has been established to cover the estimated ultimate cost of insured losses. The amounts are necessarily based on estimates of future rates of inflation and other factors, and accordingly there can be no assurance that the ultimate liability will not vary from such estimates. The estimates are continually reviewed and adjusted as necessary; such adjustments are included in current operations (see note 4). Salvage and subrogation recoverables are estimated using historical experience. As such, losses and loss expenses payable represent management's best estimate of the ultimate liability related to reported and unreported claims.

(h) Premium Revenues

Premiums are recognized as earned using the monthly pro rata method over the contract period.

(i) Management Services Income

Management services income includes income for management and operations services provided by State Auto P&C employees and income for investment management services provided by Stateco. See note 6(d) regarding the Company's resolution of its disagreement with the Ohio Department of Insurance (ODI) regarding its recognition of management and operations service fee revenue paid by Mutual in 2001. Management and operations services income, to the extent certain operational ratios were achieved, was recognized quarterly based on a percentage of the three year average of each managed company's adjusted surplus or equity. State Auto Insurance Company of Wisconsin (SA Wisconsin), formerly Midwest Security Insurance Company, a wholly-owned subsidiary of Mutual, is an exception to this, calculating its fee based on a percentage of quarterly direct premiums written. Effective July 1, 2002, the Meridian Insurers, defined below, pay State Auto P&C a predetermined percentage of their allocated share of State Auto P&C's employee-related costs in exchange for the services of those employees, in addition to reimbursing State Auto P&C for the actual costs of such services. Investment management income is recognized quarterly based on a percentage of the average fair value of investable assets and the performance of the equity portfolio of each company managed.

(j) Software Revenue Recognition

S.I.S. recognizes revenue from software license fees on a straight-line basis over the license agreement term specified in the contract. Cash payments received at the signing of the license agreement are deferred and recognized as revenue on a straight-line basis over the agreement term, typically three years. Service fees are also recognized as revenue on a straight-line basis over the license agreement term specified in the contract. Other fees are recognized as revenue upon substantial performance by the Company and customer acceptance. Costs of developing and testing new or enhanced software products are capitalized and are amortized on a product-by-product basis utilizing the straight-line method over a period not to exceed three years. Unamortized software development costs of $225,000 and $186,000 are included in accrued investment income and other assets at December 31, 2002 and 2001, respectively. Software amortization, included in other expenses, was $186,000, $440,000 and $622,000 in 2002, 2001 and 2000 respectively.

(k) Federal Income Taxes

The Company files a consolidated federal income tax return and pursuant to an agreement, each entity within the consolidated group pays its share of federal income taxes based on separate return calculations.

Income taxes are accounted for using the liability method. Using this method, deferred tax assets and

Notes to Consolidated Financial Statements, Continued

liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(l) Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

(m) Other Comprehensive Income

Comprehensive income is defined as all changes in an enterprise's equity during a period other than those resulting from investments by owners and distributions to owners. Comprehensive income includes net income and other comprehensive income. Other comprehensive income includes all other non-owner related changes to equity and represents net unrealized gains and losses on available-for-sale fixed maturities, equity securities and other invested assets.

Separate presentation of the accumulated balance of other comprehensive income within the equity section of the statement of financial position is also required. The Company has presented the required displays of total comprehensive income and its components, within the "Consolidated Statements of Stockholders' Equity." See additional disclosures at note 14.

(n) New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 (Statements). Under the new rules, goodwill will no longer be amortized but will be subject to impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. Effective January 1, 2002, the Company implemented the new rules in accordance with the Statements. As part of the implementation, the Company performed the requisite transitional impairment tests for goodwill. The adoption of the Statements did not materially impact the Company's financial position or results of operations.

(o) Reclassifications

Certain items in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation.

(2) Investments

Realized and unrealized gains and losses are summarized as follows:

	Year ended December 31		
	2002	2001	2000
		(in thousands)	
Realized gains:			
Fixed maturities available for sale	$ 12,661	3,072	791
Equity securities	2,047	2,258	5,959
Total realized gains	14,708	5,330	6,750
Realized losses:			
Fixed maturities available for sale	2,814	114	827
Equity securities	5,985	3,254	668
Total realized losses	8,799	3,368	1,495
Net realized gains on investments	$ 5,909	1,962	5,255
Increase (decrease) in unrealized holding gains — Equity securities	$(11,611)	(4,608)	(2,123)
Increase (decrease) in unrealized holding gains — Fixed maturities available for sale at fair value	58,491	(8,134)	33,195
Increase in unrealized holding gains - Other invested assets	51	—	—
Change in deferred unrealized gain	(35)	(7)	(55)
Deferred federal income taxes thereon	(16,414)	4,462	(10,856)
Increase (decrease) in net unrealized holding gains or losses	$ 30,482	(8,287)	20,161

Notes to Consolidated Financial Statements, Continued

See footnote 1(e) regarding investments. The Company's investments are summarized as follows:

Available for sale at December 31, 2002:	Cost or amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
		(in thousands)		
U.S. Treasury securities and obligations of U.S. government agencies and authorities	$ 214,809	11,016	132	225,693
Obligations of states and political subdivisions	696,191	41,574	444	737,321
Corporate securities	128,631	10,453	72	139,012
Mortgage-backed securities: U.S. government agencies	109,703	4,969	—	114,672
Total fixed maturities	1,149,334	68,012	648	1,216,698
Equity securities	55,837	6,148	8,275	53,710
Other invested assets	1,857	51	—	1,908
Total	$1,207,028	74,211	8,923	1,272,316

Held to maturity at December 31, 2001:	Cost or amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
		(in thousands)		
U.S. Treasury securities and obligations of U.S. government agencies and authorities	$ 2,015	73	—	2,088
Obligations of states and political subdivisions	7,011	403	—	7,414
Mortgage-backed securities: U.S. government agencies	18,380	790	—	19,170
Total	$ 27,406	1,266	—	28,672
Available for sale at December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government agencies and authorities	$ 60,623	2,051	286	62,388
Obligations of states and political subdivisions	831,865	12,799	9,014	835,650
Corporate securities	110,549	3,050	789	112,810
Mortgage-backed securities: U.S. government agencies	30,777	938	20	31,695
Mortgage-backed securities: Corporate.	8,725	139	2	8,862
Total fixed maturities	1,042,539	18,977	10,111	1,051,405
Equity securities	50,361	13,794	4,310	59,845
Total	$1,092,900	32,771	14,421	1,111,250

Deferred federal income taxes on the net unrealized holding gain for available for sale investments was $22,891,000 and $6,478,000 at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements, Continued

The amortized cost and fair value of fixed maturities at December 31, 2002, by contractual maturity, are summarized as follows:

	Available for sale	
	Amortized cost	Fair value
	(in thousands)	
Due after 1 year or less	$ 5,363	5,409
Due after 1 year through 5 years	40,173	43,368
Due after 5 years through 10 years	288,170	306,308
Due after 10 years	705,960	746,942
	1,039,666	1,102,027
Mortgage-backed securities	109,668	114,671
	$ 1,149,334	1,216,698

Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay the obligations with or without call or prepayment penalties.

Fixed maturities with carrying values of approximately $45,256,000 and $27,666,000 were on deposit with regulators as required by law or specific escrow agreement at December 31, 2002 and 2001, respectively.

Components of net investment income are summarized as follows:

	Year ended December 31		
	2002	2001	2000
		(in thousands)	
Fixed maturities	$58,225	41,262	36,568
Equity securities	1,146	996	848
Cash and cash equivalents	1,204	5,756	1,926
Investment income	60,575	48,014	39,342
Investment expenses	884	639	427
Net investment income	$59,691	47,375	38,915

The Company's current investment strategy does not rely on the use of derivative financial instruments.

See note 3 for additional fair value disclosures.

(3) Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Investment securities: Fair values for investments in fixed maturities are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices. The fair value of other invested assets is based on Generally Accepted Accounting Principles equity.

Cash and cash equivalents: The carrying amounts reported in the balance sheets for these instruments approximate their fair value, because of their short-term nature.

Notes payable: The carrying amounts reported in the balance sheets for these instruments approximate their fair value because their interest rates adjust regularly.

Notes to Consolidated Financial Statements, Continued

(4) Losses and Loss Expenses Payable

Activity in the liability for losses and loss expenses is summarized as follows:

	Year ended December 31		
	2002	2001	2000
		(in thousands)	
Losses and loss expenses payable, at beginning of year	$523,860	244,583	232,489
Less: reinsurance recoverable on losses and loss expenses payable	13,919	7,930	10,807
Net balance at beginning of year	509,941	236,653	221,682
Incurred related to:			
Current year	641,060	366,348	277,805
Prior years	12,414	60,726	(5,638)
Total incurred	653,474	427,074	272,167
Paid related to:			
Current year	349,733	240,508	164,620
Prior years	221,549	144,862	104,871
Total paid	571,282	385,370	269,491
Impact of adding the former Meridian Mutual Insurance Company to the Pooling Arrangement, effective July 1, 2001 (note 6)	—	75,575	—
Impact of pooling change, October 1, 2001 and January 1, 2000, respectively (note 6)	—	156,009	12,295
Net balance at end of year	592,133	509,941	236,653
Plus reinsurance recoverable on losses and loss expenses payable	8,825	13,919	7,930
Losses and loss expenses payable, at end of year (affiliate $303,959, $280,011 and $10,126, respectively)	$600,958	523,860	244,583

The increase of $12,414,000 in 2002 for claims occurring in prior years is well within normal expectations for reserve development and claim settlement uncertainty. The increase of $60,726,000 in 2001 for claims occurring in prior years is primarily the result of reserve strengthening on the former Meridian Mutual Insurance Company (Meridian Mutual) business in order to bring these claim reserves in line with historic State Auto adequacy levels as well as ongoing analysis of recent loss development trends. The decrease in calendar year losses from prior years in 2000 of $5,638,000 is within normal expectation of reserve variation.

(5) Reinsurance

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers and is a member in various pools and associations. See Note 6(a) for discussion of reinsurance with affiliates. The voluntary arrangements provide greater diversification of business and limit the maximum net loss potential arising from large risks and catastrophes. Most of the ceded reinsurance is effected under reinsurance contracts known as treaties; some is by negotiation on individual risks. Although the ceding of reinsurance does not discharge the original insurer from its primary liability to its policyholder, the insurance company that assumes the coverage assumes the related liability.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The recoverability of these assets depends on the reinsurers' ability to perform under the reinsurance agreements. The Company evaluates and monitors the financial condition and concentrations of credit risk associated with its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies. The Company has

Notes to Consolidated Financial Statements, Continued

reported ceded losses and loss expenses payable and prepaid reinsurance premiums with other insurers and reinsurers as assets. All reinsurance contracts provide indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance. Prior to the reinsurance transaction with Mutual under the Pooling Arrangement, as discussed in note 6(a), the effect of the Company's reinsurance on its balance sheets and income statements, is as follows:

	December 31	
	2002	2001
	(in thousands)	
Losses and loss expenses payable:		
Direct	$293,720	240,012
Assumed	3,278	3,837
Ceded	(4,540)	(5,048)
Net losses and loss expenses payable	$292,458	238,801
Unearned premiums:		
Direct	$243,811	189,800
Assumed	1,049	1,107
Ceded	(3,699)	(2,755)
Net unearned premiums	$241,161	188,152

	Year ended December 31		
	2002	2001	2000
		(in thousands)	
Written premiums:			
Direct	$ 631,342	501,250	439,623
Assumed	3,876	4,196	4,678
Ceded	(12,203)	(9,152)	(7,340)
Net written premiums	$ 623,015	496,294	436,961
Earned premiums:			
Direct	$ 577,803	472,766	432,318
Assumed	3,934	4,304	5,166
Ceded	(11,260)	(8,335)	(7,360)
Net earned premiums	$ 570,477	468,735	430,124
Losses and loss expenses incurred:			
Direct	$ 413,359	328,363	297,757
Assumed	2,383	3,054	3,726
Ceded	(1,945)	(1,550)	152
Net losses and loss expenses incurred	$ 412,382	329,867	301,635

Notes to Consolidated Financial Statements, Continued

(6) *Transactions with Affiliates*

(a) Reinsurance

State Auto P&C, Milbank, Farmers Casualty, SA Ohio (the Pooled Subsidiaries) and SA Wisconsin participate in a quota share reinsurance pooling arrangement (the Pooling Arrangement) with Mutual whereby the Pooled Subsidiaries and SA Wisconsin cede to Mutual all of their insurance business and assume from Mutual an amount equal to their respective participation percentages in the Pooling Arrangement. All premiums, losses and loss expenses and underwriting expenses are allocated among the participants on the basis of each company's participation percentage in the Pooling Arrangement. The Pooling Arrangement provides indemnification against loss or liability relating to insurance risk and has been accounted for as reinsurance.

Effective December 31, 1999 State Auto P&C, Milbank, SA Wisconsin and Farmers participation in the Pooling Arrangement was 50%. Effective January 1, 2000, the Pooling Arrangement was amended to make SA Ohio a participant in the Pooling Arrangement and the Pooled Subsidiaries aggregate participation increased to 53%. In conjunction with this change in pool participation, the Pooled Subsidiaries received cash from Mutual of $18.6 million, which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on January 1, 2000. In 2000, Mutual entered into an agreement with Meridian Mutual Insurance Company (Meridian Mutual), an Indiana domiciled property and casualty insurance company, pursuant to which Meridian Mutual would be merged with and into Mutual, with Mutual continuing as the surviving corporation. The effective date of the merger transaction was June 1, 2001. With the merging of Meridian Mutual into Mutual, all insurance business that had been written by Meridian Mutual became, legally, Mutual business. For the period June 1, 2001 through June 30, 2001, the insurance business formerly known as the Meridian Mutual business prior to the June 1 merger transaction was excluded from the Pooling Arrangement. Effective July 1, 2001, the insurance business of the former Meridian Mutual became part of the Pooling Arrangement, and the Pooled Subsidiaries assumed 53% of the former Meridian Mutual business on this same date. Concurrently, with this transaction, the Pooled Subsidiaries received cash of $6.4 million and fixed maturities totaling $109.7 million from Mutual which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on July 1, 2001. As part of the resolution of the disagreement with the ODI regarding the recognition of the service fee revenue paid by Mutual to State Auto P&C (see note 6(d)), the Pooled Subsidiaries aggregate participation in the Pooling Arrangement was increased to 80%, effective October 1, 2001. In conjunction with this change in pool participation, the Pooled Subsidiaries received cash of $2.2 million and fixed maturities totaling $236.3 million from Mutual, which related to the additional net insurance liabilities assumed on October 1, 2001. All parties that participate in the Pooling Arrangement have an A. M. Best rating of A+ (Superior).

The Pooling Arrangement does not relieve each individual pooled subsidiary of its primary liability as the originating insurer, consequently, there is a concentration of credit risk arising from business ceded to Mutual. As the Pooling Arrangement provides for the right of offset, the Company has reported losses and loss expenses payable and prepaid reinsurance premiums to Mutual as assets only in situations when net amounts ceded to Mutual exceed that assumed. The following provides a summary of the reinsurance transactions on the Company's balance sheets and income statements for the Pooling Arrangement between the Pooled Subsidiaries and Mutual:

Notes to Consolidated Financial Statements, Continued

	December 31	
	2002	2001
	(in thousands)	
Losses and loss expenses payable:		
Ceded	$(261,470)	(219,851)
Assumed	565,430	499,862
Net assumed	$303,960	280,011
Unearned premiums:		
Ceded	$(212,077)	(172,265)
Assumed	345,207	310,853
Net assumed	$133,130	138,588

	Year ended December 31		
	2002	2001	2000
	(in thousands)		
Written premiums:			
Ceded	$(534,377)	(448,331)	(405,397)
Assumed	864,830	529,253	370,576
Earned premiums:			
Ceded	$(495,036)	(426,880)	(399,057)
Assumed	829,981	515,619	367,275
Losses and loss expenses incurred:			
Ceded	$(353,602)	(298,755)	(277,340)
Assumed	609,910	406,138	250,189

Effective with the June 1, 2001 merger transaction of Meridian Mutual into Mutual, Mutual also acquired all of the outstanding shares of Meridian Insurance Group, Inc. (MIGI), an Indiana domiciled insurance holding company. MIGI's wholly-owned insurance subsidiaries are Meridian Security Insurance Company, (Meridian Security), an Indiana domiciled property and casualty insurer, Meridian Citizens Security Insurance Company, an Indiana domiciled property and casualty insurer, and Insurance Company of Ohio, an Ohio domiciled property and casualty insurer. MIGI is also party to an affiliation agreement with Meridian Citizens Mutual Insurance Company, an Indiana domiciled property and casualty insurer. Collectively, the MIGI insurer subsidiaries and affiliate are hereafter collectively referred to as the "Meridian Insurers".

Mutual, State Auto P&C, Milbank, SA Wisconsin, Farmers Casualty, SA Ohio, National, Mid Plains, and, effective June 1, 2001, the Meridian Insurers, are participants in a catastrophe reinsurance program. Collectively, these participants in the catastrophe reinsurance program are referred to as the "State Auto Insurance Companies." State Auto P&C assumed catastrophe reinsurance from Mutual, Milbank, SA Wisconsin, Farmers Casualty, SA Ohio, National, Mid-Plains and the Meridian Insurers in the amount of $115 million excess of $120 million. Effective November 2002, the catastrophe reinsurance program was renegotiated whereby State Auto P&C assumed $100 million excess of $120 million. Under this agreement, the Company has assumed from Mutual and its affiliate premiums written and earned of $2,914,000, $3,021,000 and $3,129,000 for 2002, 2001 and 2000, respectively. There have been no losses assumed under this agreement. The catastrophe reinsurance program with State Auto P&C has been excluded from the Pooling Arrangement.

To protect against a catastrophe loss event, in which the State Auto Insurance Companies would incur catastrophe losses in excess of $120 million, State Auto Financial entered into a structured contingent financing transaction with a financial institution and a syndicate of other lenders (the Lender) to provide (effective November 2002) up to $100 million for

Notes to Consolidated Financial Statements, Continued

reinsurance purposes. In the event of such a loss, this arrangement provides that State Auto Financial would sell redeemable preferred shares to SAF Funding Corporation, a special purpose company (SPC), which would borrow the money necessary for such purchase from the Lenders. This arrangement with the Lenders, SPC and State Auto Financial is a financing arrangement, whereby State Auto Financial would receive cash funding in the event of a catastrophe event as described above. State Auto Financial would then contribute to State Auto P&C the funds received from the sale of its preferred shares. State Auto P&C would use the contributed capital proceeds to pay its direct catastrophe losses and losses assumed under the catastrophe reinsurance agreement. State Auto Financial is obligated to repay SPC by redeeming the preferred shares over a five-year period. In the event of a default by State Auto Financial, the obligation to repay SPC has been secured by a Put Agreement among State Auto Financial, Mutual and the Lenders, under which Mutual would be obligated to either purchase the preferred shares from the SPC or repay the SPC for the loan(s) outstanding.

For the period October 1, 2001 through December 31, 2003, Mutual entered into a stop loss reinsurance arrangement (Stop Loss) with the Pooled Subsidiaries. Under the Stop Loss, Mutual has agreed to participate in the Pooling Arrangement's quarterly underwriting losses and gains in the manner described. If the Pooling Arrangement's statutory loss and loss adjustment expense ratio (loss ratio) is between 70.75% and 80% (after the application of all available reinsurance), Mutual will reinsure the Pooled Subsidiaries 27% of the Pooling Arrangement's losses in excess of a loss ratio of 70.75% up to 80.00%. The Pooled Subsidiaries would be responsible for their share of the Pooling Arrangement's losses over the 80% threshold. Also, Mutual will have the right to participate in the profits of the Pooling Arrangement. Mutual will assume 27% of the Pooling Arrangement's underwriting profits attributable to loss ratios less than 69.25%, but more than 59.99%. During 2002 and 2001, the Pooled Subsidiaries ceded to Mutual, $8,769,000 and $6,177,000 in losses, respectively, and $1,442,000 and $0, respectively, in premiums under the Stop Loss. At December 31, 2001, the $6,177,000 recovery under the stop loss has been reflected in reinsurance recoverable on losses and loss expenses payable.

National and Mid-Plains each have ceding reinsurance agreements with Mutual, that include excess of loss and quota share coverages. Through Mutual's participation in the Pooling Arrangement, the effects of these agreements with National and Mid-Plains are indirectly subject to the Pooling Arrangement between Mutual and the pooled subsidiaries.

The following provides a summary of the ceding reinsurance transactions on the Company's balance sheets and income statement for the reinsurance agreements between National and Mutual and Mid-Plains and Mutual:

	2002	2001
	(in thousands)	
Losses and loss expenses payable	$4,285	2,694
Unearned premiums	$3,996	2,200

	Year ended December 31		
	2002	2001	2000
	(in thousands)		
Written premiums	$12,097	6,295	3,565
Earned premiums	$10,299	5,288	3,504
Losses and loss expenses incurred	$ 7,862	3,999	2,317

(b) Intercompany Balances

Pursuant to the Pooling Arrangement, Mutual is responsible for the collection of premiums and payment of losses, loss expenses and underwriting expenses of the Pooled Subsidiaries. Unpaid balances are reflected in due to or due from affiliates in the accompanying consolidated balance sheets. Settlements of the intercompany account are made quarterly. No interest is paid on this account. All premium balance receivables and reinsurance recoverable on paid losses from unaffiliated reinsurers are carried by Mutual. The Company had off-balance-sheet credit risk of approximately $167 million and $123 million related to premium balances due to Mutual from agents and insureds at December 31, 2002 and 2001, respectively, which is collateralized by the unearned premium from the respective policies.

(c) Notes Payable

In 1999, State Auto Financial entered into a line of credit agreement with Mutual for $45.5 million in conjunction with its stock repurchase program. See related footnote at note 10(a). Principal payment is

Notes to Consolidated Financial Statements, Continued

due on demand after December 31, 2000, with final payment to be received on or prior to December 31, 2005. The interest rate is adjustable annually after the year 2000 to reflect adjustments in the then current prime lending rate as well as State Auto Financial's current financial position. Interest rate for the year 2002, 2001 and 2000 is 4.75%, 5.0% and 6.0%, respectively. Interest rate for the year 2003 will be 4.25%. Interest expense on the loan from Mutual was $2,161,000, $2,275,000 and $2,730,000 in 2002, 2001 and 2000, respectively. Total interest expense paid to affiliates during 2002, 2001 and 2000 was $2,333,000, $2,275,000 and $2,730,000, respectively.

Effective September 30, 2002, Milbank, entered into a $15.0 million surplus contribution note agreement with Meridian Security. This note was funded with cash during the fourth quarter of 2002. Subject to the condition described below and the other terms of the note, the maturity date is September 30, 2012. The interest rate is equal to the U.S. Treasury ten-year note yield at September 30, 2002 plus 100 basis points (total 4.59%) and is adjustable October 1, 2007 to the then current U.S. Treasury ten-year note yield plus 100 basis points for the remaining term of the note. Interest is accrued, but all payments of principal or interest may be made only with the prior written approval of the South Dakota Director of Insurance. Interest is scheduled to be paid semiannually in arrears starting March 30, 2003. Interest expense on the loan was $172,000 in 2002.

(d) Management Services

Effective January 1, 2000, State Auto P&C began providing management and operation services to Mutual and its insurance affiliates. Revenue relating to these services amount to $553,000, $12,621,000 and $14,654,000 in 2002, 2001 and 2000, respectively. Stateco provides Mutual and its affiliate investment management services. Revenue related to these services amount to $2,085,000, $2,965,000 and $2,940,000 in 2002, 2001, and 2000, respectively.

During early 2001, the ODI requested that Mutual file an analysis with the ODI on a quarterly basis, starting with the quarter beginning January 1, 2001, that justified the apportionment of the management and operation services fee paid by Mutual to State Auto P&C under the accounting guidance outlined in Statement of Statutory Accounting Principles No. 70 – Allocation of Expenses. The Company believed its accounting for such service fee was consistent with all statutory accounting principles. On October 24, 2001, the board of directors of the Company and Mutual and special committees thereof approved a resolution of the disagreement between the Company and the ODI regarding the service fee paid by Mutual to State Auto P&C. The disagreement with ODI was resolved and ODI expressly did not take issue with Mutual's payment of the service fee to State Auto P&C for the nine-month period ending September 30, 2001 which amounted to $12.5 million, pre-tax, nor with Mutual's accounting for the service fee for this same time period. The ODI also approved regulatory filings, effective October 1, 2001, implementing a revised management agreement, changing the Pooled Subsidiaries pooling participation percentages and implementing a stop loss reinsurance arrangement. See note 6(a) regarding the change in the Pooled Subsidiaries pooling participation percentages and the implementation of a stop loss reinsurance arrangement.

Effective October 1, 2001, the management agreement between State Auto P&C and certain affiliate companies, including Mutual, was amended to eliminate the management and operations service fee charged by State Auto P&C. The management agreement continues to allocate costs and apportion those costs among the parties to the agreement in accordance with terms outlined therein. As a result of the loss of the management and operations services income under this management agreement, substantially all of State Auto P&C's services income has been eliminated, effective October 1, 2001. See note 15. The management agreement between State Auto P&C and SA Wisconsin was not affected by the disagreement or resolution with the ODI.

(e) Other Transactions

S.I.S. provides insurance software products and services to Mutual and its affiliate. Revenue relating to these services amount to $225,000, $692,000 and $900,000 in 2002, 2001 and 2000, respectively, and is included in other income. 518 PML leases assets to Mutual and its affiliate. Revenue relating to these services amount to $376,000, $758,000 and $646,000 in 2002, 2001 and 2000, respectively and is included in other income.

State Auto P&C's December 31, 1990 liability for losses and loss expenses of $65,464,000 has been guaranteed by Mutual. Pursuant to the guaranty agreement, all ultimate adverse development of the December 31, 1990 liability, if any, is to be reimbursed by Mutual to State Auto P&C in conformance with pooling percentages in place at that time. As of December 31, 2002, there has been no adverse

Notes to Consolidated Financial Statements, Continued

development of the liability.

(7) Note Payable to Bank

Effective December 21, 2002 State Auto Financial entered into a $15,000,000 term loan note agreement with a bank that matures December 21, 2003. Interest adjusts quarterly and accrues at LIBOR plus 75 basis points (2.15% at December 31, 2002) and is payable quarterly. This note agreement has various covenants including financial ratio covenants.

(8) Federal Income Taxes

A reconciliation between actual federal income taxes (benefit) and the amount computed at the indicated statutory rate is as follows:

	Year ended December 31					
	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
			(in thousands)			
Amount at statutory rate	$ 13,227	35	6,291	35	21,505	35
Tax-free interest and dividends received deduction	(11,888)	(32)	(8,925)	(50)	(7,918)	(13)
Other, net	(544)	(1)	(5)	—	143	—
Effective tax rate	$ 795	2	(2,639)	(15)	13,730	22

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31	
	2002	2001
	(in thousands)	
Deferred tax assets:		
Unearned premiums not deductible	$ 25,927	$22,847
Losses and loss expenses payable discounting	21,626	19,767
Postretirement benefit liabilities	16,438	13,746
Other	5,658	1,982
Alternative minimum tax credit	3,439	1,410
Total deferred tax assets	73,088	59,752
Deferred tax liabilities:		
Deferral of policy acquisition costs	27,260	23,481
Net pension expense	15,583	13,993
Unrealized holding gain on investments	22,891	6,478
Other	1,558	2,000
Total deferred tax liabilities	67,292	45,952
Net deferred tax assets	$ 5,796	$13,800

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

Federal income taxes paid during 2002, 2001 and 2000 were $6,000,000 $11,500,000 and $12,638,000, respectively.

(9) (a) Pension Benefit Plans

Effective January 1, 2002, employees of MIGI, a subsidiary of the former Meridian Mutual, became employees of State Auto P&C. In conjunction with this transaction approximately $3.6 million in net plan benefit liabilities were transferred from MIGI to the Company.

Effective January 1, 2000, all employees of Mutual, Stateco and S.I.S., became employees of State Auto P&C, under new management agree-

Notes to Consolidated Financial Statements, Continued

ments effective on that same date. See related discussion at Note (1)(b). Pursuant to the new management agreements, the Company paid cash of approximately $14.6 million to Mutual, equal to the net prepaid pension asset received.

The assets of the defined benefit pension plan are represented primarily by U.S. government and agency obligations, bonds, and common stocks. The Company's policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Benefits are determined by applying factors specified in the plan to a participant's defined average annual compensation.

Prior to 2000, State Auto P&C, Stateco and S.I.S. pursuant to an intercompany agreement, were participants, together with Mutual, in a defined benefit pension plan and a defined contribution plan that covered substantially all employees of Mutual and the Company.

Information regarding the funded status and net periodic pension benefit for the Company's participation in the defined benefit pension plan is as follows:

	December 31	
	2002	2001
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 97,477	87,093
Transfer in benefit obligation at beginning of year due to employee transfer	31,440	—
Service cost	5,541	3,537
Interest cost	9,399	6,750
Actuarial loss	15,111	9,145
Benefits paid	(8,901)	(9,048)
Benefit obligation at end of year	$150,067	97,477
Change in plan assets		
Fair value of plan assets at beginning of year	$136,197	162,658
Transfer in plan assets at beginning of year due to employee transfer	31,320	—
Actual return on plan assets	(8,057)	(17,413)
Benefits paid	(8,901)	(9,048)
Fair value of plan assets at end of year	$150,559	136,197
Funded status	$ 492	38,720
Unrecognized transition asset	(5,511)	(725)
Unrecognized prior service cost	2,963	2,263
Unrecognized net loss	48,746	3,086
Net prepaid pension expense	$ 46,690	43,344

	Year ended December 31		
	2002	2001	2000
		(in thousands)	
Components of net periodic benefit			
Service cost	$ 5,541	3,537	3,339
Interest cost	9,399	6,750	6,728
Expected return on plan assets	(16,724)	(14,633)	(13,391)
Amortization of prior service cost	280	207	207
Amortization of transition asset	(633)	(121)	(121)
Amortization of net gain	—	(1,346)	(930)
Net periodic benefit	$ (2,137)	(5,606)	(4,168)

Notes to Consolidated Financial Statements, Continued

	Year ended December 31		
	2002	2001	2000
Weighted-average assumptions as of December 31			
Discount rate	6.75%	7.5%	8.0%
Expected long-term rate of return on assets	9.0 %	9.0%	9.0%
Rates of increase in compensation levels	5.0 %	5.0%	5.0%

Effective January 1, 2000, the net prepaid pension expense is carried on the financial statements of the Company and the annual periodic pension benefit or cost is allocated to affiliated companies based on allocations pursuant to intercompany management agreements. The Company's share of the 2002, 2001 and 2000 net periodic benefit was $2.0 million, $4.0 million and $2.6 million, respectively.

The Company maintains a defined contribution plan that covers substantially all employees of the Company. Contributions to the plan are based on employee contributions and the level of Company match. The Company's share of the expense under the plan totaled $1,964,000, $1,120,000 and $890,000 for the years 2002, 2001 and 2000, respectively.

(b) Postretirement Benefits

In addition to pension benefits, the Company provides certain health care and life insurance benefits for its eligible retired employees. Substantially all of the Company's employees may become eligible for these benefits if they retire between age 55 and 65 with 15 years or more of service or if they retire at age 65 or later with 5 years or more of service.

Effective January 1, 2000, all employees of Mutual, Stateco and S.I.S., became employees of State Auto P&C, under new management agreements effective on that same date. See related discussion at Note (1)(b). Pursuant to the new management agreements, the Company received cash of approximately $49.6 million from Mutual, equal to the funded status of the postretirement obligation assumed.

Plan assets are primarily composed of mutual funds and government securities.

Information regarding the funded status and net periodic benefit cost for the Company's participation in the postretirement benefit plan is as follows:

	2002	2001
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$48,558	42,913
Transfer in benefit obligation at beginning of year due to employee transfer	8,235	—
Service cost	2,400	1,423
Interest cost	4,179	3,356
Actuarial gain	9,336	2,946
Employee contributions	(1,509)	(2,080)
Benefit obligation at end of year	$71,199	48,558
Change in plan assets		
Fair value of plan assets at beginning of year	$ 1,768	1,568
Expected return on assets	150	133
Gain (loss) on assets	(22)	67
Fair value of plan assets at end of year	$ 1,896	1,768

Notes to Consolidated Financial Statements, Continued

	December 31 2002	December 31 2001
	(in thousands)	
Funded status at end of year	$(69,303)	(46,790)
Unrecognized transition asset	(34)	(38)
Unrecognized prior service cost	5,073	—
Unrecognized loss (gain)	110	(8,700)
Accrued postretirement benefit obligation at end of year	$(64,154)	(55,528)

	Year ended December 31 2002	Year ended December 31 2001
	(in thousands)	
Components of net periodic benefit cost		
Service cost	$ 2,400	1,423
Interest cost	4,179	3,356
Expected return on assets	(150)	(133)
Amortization of unrecognized amounts	183	(523)
Net periodic benefit cost	$ 6,612	4,123

A 6.75%, 7.5% and 8.0% weighted average discount rate was used for 2002, 2001 and 2000, respectively to determine the accumulated postretirement benefit obligation. A 9.0%, 8.5% and 8.5% weighted average rate was used for 2002, 2001 and 2000, respectively to determine the long-term rate of return on plan assets.

Effective January 1, 2000, the postretirement benefit liability is carried on the financial statements of the Company and the net periodic benefit cost is allocated to affiliated companies based on allocations pursuant to intercompany management agreements. The Company's share of the 2002, 2001 and 2000 net periodic cost was $5.6 million, $3.0 million and $2.6 million, respectively.

The assumed rate of future increases in per capita cost of health care benefits was 10% for the first year and grading down 1% per year to an ultimate rate of 5%. The health care cost trend rate assumption affects the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by approximately $10.7 million and would increase the medical service and interest cost by approximately $1.5 million.

The Company also has a supplemental executive retirement plan for which the accrued obligation at December 31, 2002 and 2001 was $2,609,000 and $ 1,709,000, respectively.

(10) Stockholders' Equity

(a) Treasury Shares

On March 1, 2002, the State Auto Financial's Board of Directors approved a plan to repurchase up to 1.0 million shares of common stock from the public over a period extending to and through December 31, 2003.

Through December 31, 2002, State Auto Financial repurchased 395,924 shares from the public. Repurchases during 2002 were funded through dividends from subsidiaries.

In May 2000, State Auto Financial's Board of Directors approved a plan to repurchase up to 1.0 million shares of its common stock from the public over a period ending December 31, 2001. Through December 31, 2001, State Auto Financial repurchased 50,522 shares from the public. Repurchases during 2000 and 2001 were funded through dividends from subidiaries.

(b) Dividend Restrictions and Statutory Financial Information

State Auto P&C, Milbank, Farmers Casualty, SA Ohio and National are subject to regulations and restrictions under which payment of dividends from statutory earned surplus can be made to State Auto Financial during the year without prior approval of regulatory authorities. Pursuant to these rules, approximately $35.3 million is available for payment

Notes to Consolidated Financial Statements, Continued

to State Auto Financial in 2003 without prior approval.

Reconciliations of statutory capital and surplus and net income (loss), as determined using statutory accounting practices, to the amounts included in the accompanying consolidated financial statements are as follows:

	December 31	
	2002	2001
	(in thousands)	
Statutory capital and surplus of insurance subsidiaries	$359,289	317,983
Net assets of noninsurance parent and affiliates	(44,060)	(21,033)
	315,229	296,950
Increases (decreases):		
Deferred policy acquisition costs	77,886	67,087
Losses and loss expenses payable	27,093	26,216
Net prepaid pension expense	46,690	43,344
Postretirement benefit liability	(21,968)	(19,708)
Deferred federal income taxes	(36,964)	(25,347)
Fixed maturities at fair value	67,281	8,979
Surplus note	(15,000)	—
Other, net	3,522	2,672
Stockholders' equity per accompanying consolidated financial statements	$463,769	400,193

	Year ended December 31		
	2002	2001	2000
		(in thousands)	
Statutory net income (loss) of insurance subsidiaries	$ 17,027	(39,773)	43,991
Net income of noninsurance parent and affiliates	2,461	1,826	1,125
	19,488	(37,947)	45,116
Increases (decreases):			
Deferred policy acquisition costs	10,776	34,629	3,522
Losses and loss expenses payable	907	12,813	(103)
Net prepaid pension expense	506	1,131	640
Postretirement benefit expense	(2,260)	(1,230)	(1,150)
Deferred federal income taxes	7,671	10,673	401
Other, net	(93)	546	(712)
Net income per accompanying consolidated financial statements	$ 36,995	20,615	47,714

In March 1998, the National Association of Insurance Commissioners revised the *Accounting Practices and Procedures Manual* for insurance companies in a process referred to as Codification. The revised manual became effective January 1, 2001. The revised manual changed, to some extent, prescribed statutory insurance accounting practices and resulted in changes to the accounting practices that the insurance subsidiaries of State Auto Financial use to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised *Accounting Practices and Procedures Manual* was reported as an adjustment to statutory surplus as of January 1, 2001. The adoption of Codification, as of January 1, 2001, increased statutory surplus of the insurance subsidiaries of State Auto Financial by approximately $19.3 million.

Notes to Consolidated Financial Statements, Continued

(11) Preferred Stock

State Auto Financial has authorized two classes of preferred stock. For both classes, upon issuance, the Board of Directors has authority to fix and determine the significant features of the shares issued, including, among other things, the dividend rate, redemption price, redemption rights, conversion features and liquidation price payable in the event of any liquidation, dissolution, or winding up of the affairs of State Auto Financial. See note 6 (a) regarding State Auto Financial's obligation to issue redeemable preferred shares to SPC in connection with its catastrophic reinsurance arrangements with a financial institution.

The Class A preferred stock is not entitled to voting rights until, for any period, dividends are in arrears in the amount of six or more quarterly dividends.

(12) Stock Incentive Plans

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock incentive plans. Compensation cost charged against operations in 2002, 2001 and 2000 were $0, $14,000 and $31,000, respectively, for those employee stock options granted where the exercise price was less than the market price of the underlying stock on the date of grant. Had compensation cost for the Company's plans been determined based on the fair values at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123), the Company's pro forma net earnings and net earnings per share information would have been as follows:

	2002	2001	2000
	(in thousands, except per share figures)		
Pro forma net earnings	$35,568	18,865	45,784
Pro forma net earnings per common share			
Basic	$ 0.91	0.49	1.19
Diluted	$ 0.89	0.48	1.17

The fair value of options granted in 2002, 2001 and 2000 were estimated at the date of grant using the Black-Scholes option-pricing model. The weighted average fair values and related assumptions for options granted were as follows:

	2002	2001	2000
Fair value	$6.09	6.79	4.66
Dividend yield	.94%	.90%	.90%
Risk free interest rate	4.20%	4.85%	6.51%
Expected volatility factor	.33	.36	.34
Expected life (years)	6.8	6.7	7.2

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company has stock option plans for certain directors and key employees. In May 2000, the Company's 1991 Stock Option Plan and 1991 Directors' Stock Option Plan were replaced with the 2000 Stock Option Plan (Key Employee Plan) and the 2000 Directors Stock Option Plan (Nonemployee Director Plan), respectively, upon approval of shareholders at the 2000 annual meeting of shareholders. The Nonemployee Directors' Plan provides each nonemployee director an option to purchase (1,500 shares for 2002 and 4,200 shares for 2003) shares of common stock following each annual meeting of

Notes to Consolidated Financial Statements, Continued

the shareholders at an option price equal to the fair market value at the close of business on the date of the annual meeting. The Company has reserved 300,000 shares of common stock under this plan. These options are exercisable at issuance to 10 years from date of grant. The Key Employee's Plan provides that qualified stock options may be granted at an option price not less than fair market value at date of grant and that nonqualified stock options may be granted at any price determined by the options committee of the Board of Directors. The Company has reserved 5,000,000 shares of common stock under this plan. These options are exercisable at such time or times as may be determined by a committee of the Company's Board of Directors. Normally, these options are exercisable from 1 to 10 years from date of grant.

The Company has an employee stock purchase plan with a dividend reinvestment feature, under which employees of the Company may choose at two different specified time intervals each year to have up to 6% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-interval or end-of-interval market price. The Company has reserved 2,400,000 shares of common stock under this plan. At December 31, 2002 and 2001, 1,919,000 and 1,803,000, respectively shares have been purchased under this plan.

The Company has a stock option incentive plan for certain designated independent insurance agencies that represent the Company and its affiliates. The Company has reserved 400,000 shares of common stock under this plan. The plan provides that the options become exercisable on the first day of the calendar year following the agency's achievement of specific production and profitability requirements over a period not greater than two calendar years from date of grant or a portion thereof in the first calendar year in which an agency commences participation under the plan. Options granted and vested under this plan have a 10-year term. The Company has accounted for the plan in its accompanying financial statements at fair value. The fair value of options granted was estimated at the reporting date or vesting date using the Black-Scholes option-pricing model. The weighted average fair value and related assumptions for 2002, 2001 and 2000, respectively, were as follows: fair value of $7.55, $8.04 and $10.91; dividend yield of .87%, .90% and .90%; expected volatility factor of .36, .34 and .32; risk-free interest rate of 4.50%, 5.16% and 5.19%; and expected life of the option of 8.1, 8.7 and 9.0 years. Expense of $165,000, $140,000 and $493,000 associated with this plan was recognized in 2002, 2001 and 2000, respectively.

A summary of the Company's stock option activity and related information for these plans for the years ended December 31, 2002, 2001 and 2000, follows:

	2002		2001		2000	
	Options	Weighted - Average Exercise Price	Options	Weighted - Average Exercise Price	Options	Weighted - Average Exercise Price
	(numbers in thousands, except per share figures)					
Outstanding, beginning of year	2,797	$9.58	2,852	$8.28	2,546	$7.76
Granted	356	16.00	299	16.53	492	10.29
Exercised	362	5.11	315	4.39	(129)	4.32
Canceled	—	—	(39)	10.16	(57)	11.15
Outstanding, end of year	2,791	10.98	2,797	9.58	2,852	8.28

Notes to Consolidated Financial Statements, Continued

A summary of information pertaining to options outstanding and exercisable as of December 31, 2002 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted - Average Remaining Contractual Life	Weighted - Average Exercise Price	Number	Weighted - Average Exercise Price
	(numbers in thousands, except per share figures)				
Less than $5.00	266	.4	$4.36	266	$4.36
$5.01 - $10.00	791	3.1	6.61	791	6.61
Greater than $10.01	1,734	7.4	13.99	1,140	13.27
	2,791	5.5	10.98	2,197	9.80

(13) Net Earnings Per Common Share

The following table sets forth the compilation of basic and diluted net earnings per common share:

	Year ended December 31		
	2002	2001	2000
	(in thousands, except per share data)		
Numerator:			
Net earnings for basic and diluted earnings per common share	$36,995	20,615	47,714
Denominator:			
Weighted average shares for basic net earnings per common share	38,984	38,775	38,427
Effect of dilutive stock options	759	906	693
Adjusted weighted average shares for diluted net earnings per common share	39,743	39,681	39,120
Basic net earnings per common share	$ 0.95	0.53	1.24
Diluted net earnings per common share	$ 0.93	0.52	1.21

The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price:

	Year ended December 31		
	2002	2001	2000
	(in thousands)		
Number of options	911	562	656

(14) Other Comprehensive Income

The related federal income tax effects of each component of other comprehensive income (loss) are as follows:

	Year ended December 31, 2002		
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
	(in thousands)		
Net unrealized holding gains on securities:			
Unrealized holding gains arising during 2002	$52,805	(18,482)	34,323
Reclassification adjustments for gains realized in net income	5,909	(2,068)	3,841
Net unrealized holding gains	46,896	(16,414)	30,482
Other comprehensive income	$46,896	(16,414)	30,482

Notes to Consolidated Financial Statements, Continued

	Year ended December 31, 2001		
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
		(in thousands)	
Net unrealized holding losses on securities:			
Unrealized holding losses arising during 2001	$(10,787)	3,775	(7,012)
Reclassification adjustments for gains realized in net income	(1,962)	687	(1,275)
Net unrealized holding losses	(12,749)	4,462	(8,287)
Other comprehensive loss	$(12,749)	4,462	(8,287)

	Year ended December 31, 2000		
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
		(in thousands)	
Net unrealized holding gains on securities:			
Unrealized holding gains arising during 2000	$36,272	(12,695)	23,577
Reclassification adjustments for gains realized in net income	(5,255)	1,839	(3,416)
Net unrealized holding gains	31,017	(10,856)	20,161
Other comprehensive income	$31,017	(10,856)	20,161

(15) Reportable Segments

Prior to 2001 the Company had four reportable segments: standard insurance, nonstandard insurance, investment management services and management and operations services. The reportable segments are business units managed separately because of the differences in products or service they offer and type of customer they serve.

The standard insurance segment provides personal and commercial insurance to its policyholders. Its principal lines of business include personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. The nonstandard insurance segment provides personal automobile insurance to policyholders that are typically rejected or canceled by standard insurance carriers because of poor loss experience or a history of late payment of premiums. Both the standard and nonstandard insurance segments operate primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states, through the independent insurance agency system.

Effective July 1, 2001, with the Pooled Subsidiaries assumption of the former Meridian Mutual business through the Pooling Arrangement, as more fully described in note 6(a), the Company's standard and nonstandard insurance segments have been segregated into four reportable segments. While these segments offer similar products and services and operate in the same geographical locations within the United States, they differ within their operating measures, more specifically within their loss and profitability results. Consequently, the Company has defined the two insurance segments that existed prior to 2001 to be State Auto standard insurance and State Auto nonstandard insurance and the former Meridian Mutual business assumed through the Pooling Arrangement by the Pooled Subsidiaries to be Meridian standard insurance and Meridian nonstandard insurance. Monitoring the performance of the Meridian segments allows management to review the results of its integration efforts of these segments while this business continues to be processed through the Meridian systems platform. As this business begins to migrate through new and renewal policy issuance on the State Auto systems platform where State Auto policies, pricing and underwriting philosophies are fully integrated, it is anticipated that the Meridian segments will decrease. With the transition, during 2002, of the Meridian nonstandard segment to the State Auto systems platform, begining with the first quarter 2003, this segment will be included in the State Auto nonstandard segment.

The investment management services segment

Notes to Consolidated Financial Statements, Continued

manages the investment portfolios of affiliated insurance companies. As a result of the loss of the management and operations services income as described in note 6(d), the management and operations service segment is now in the all other category for segment reporting beginning with the first quarter of 2002 as the results for this segment no longer meet the quantitative thresholds for separate presentation as a reportable segment. The segment disclosures for the year ended December 31, 2001 and 2000 have been restated to reflect this change.

The Company evaluates performance of its reportable segments and allocates resources thereon based on profit or loss from operations, excluding net realized gains on investments on the Company's investment portfolio, before federal income taxes. The Company monitors its assets for the insurance segments on a legal entity basis, which for the Pooled Subsidiaries includes assets of three of the four reportable insurance segments (State Auto standard insurance, Meridian standard insurance and Meridian nonstandard insurance). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Revenue from segments in the other category is attributable to three other operating segments of the Company; management and operations services segment, an insurance software development and resale segment, and a property management and leasing segment. The insurance software development and resale segment and property management and leasing segment have never met the quantitative thresholds for individual presentation as reportable segments.

The following provides financial information regarding the Company's reportable segments. The 2001 financial information for the Meridian standard and nonstandard segments reflects the business assumed by the pooled subsidiaries, beginning July 1, 2001:

Notes to Consolidated Financial Statements, Continued

	Year ended December 31		
	2002	2001	2000
		(in thousands)	
Revenues from external customers:			
State Auto standard insurance	$720,278	485,059	406,602
State Auto nonstandard insurance	67,575	37,536	29,595
Meridian standard insurance	159,060	72,825	—
Meridian nonstandard insurance	9,043	6,501	—
Investment management services	2,469	3,466	3,360
All other	3,120	15,773	17,881
Total revenues from external customers	961,545	621,160	457,438
Intersegment revenues:			
State Auto standard insurance	120	128	162
Investment management services	5,019	3,553	2,884
All other	2,141	5,506	6,047
Total intersegment revenues	7,280	9,187	9,093
Total revenue	968,825	630,347	466,531
Reconciling items:			
Intersegment revenues	(7,280)	(9,187)	(9,093)
Corporate revenues	25	150	81
Net realized gains on investment	5,909	1,962	5,255
Total consolidated revenues	$967,479	623,272	462,774
Segment profit (loss):			
State Auto standard insurance	$ 37,537	45,664	35,579
State Auto nonstandard insurance	1,538	1,378	(116)
Meridian standard insurance	(15,376)	(44,397)	—
Meridian nonstandard insurance	2,537	(5,933)	—
Investment management services	6,402	5,965	5,354
All other	1,916	16,326	18,457
Total segment profit	34,554	19,003	59,274
Reconciling items:			
Corporate expenses	(2,673)	(2,989)	(3,085)
Net realized gains on investments	5,909	1,962	5,255
Total consolidated income before federal income taxes	$ 37,790	17,976	61,444
Net investment income:			
State Auto standard insurance	$ 42,223	37,230	33,436
State Auto nonstandard insurance	2,228	1,997	1,899
Meridian standard insurance	9,322	3,595	—
Meridian nonstandard insurance	531	338	—
Investment management services	125	318	360
All other	180	193	244
Total net investment income	54,609	43,671	35,939
Reconciling items:			
Corporate net investment income	25	150	81
Reclassification adjustments in consolidation	5,057	3,554	2,895
Total consolidated net investment income	$ 59,691	47,375	38,915

Notes to Consolidated Financial Statements, Continued

	December 31	
	2002	2001
	(in thousands)	
Segment assets:		
Standard insurance	$1,468,482	1,261,689
Nonstandard insurance	98,886	67,043
Investment management services	4,744	8,698
All other	12,539	15,685
Total segment assets	1,584,651	1,353,115
Reconciling items:		
Corporate assets	833	3,559
Reclassification adjustments in consolidation	7,511	10,822
Total consolidated assets	$1,592,995	1,367,496

Revenues from external customers include the following products and services:

	Year ended December 31		
	2002	2001	2000
		(in thousands)	
Earned premiums			
State Auto standard insurance:			
Automobile	$356,137	237,401	203,967
Homeowners and farmowners	112,350	77,105	67,247
Commercial multi-peril	50,305	31,215	25,349
Workers' compensation	23,236	15,365	10,628
Fire and allied	57,310	36,031	27,848
Other liability and products liability	49,233	21,875	21,924
Other lines	24,604	25,304	13,603
Total State Auto standard insurance earned premiums	673,175	444,296	370,566
Total State Auto nonstandard insurance earned premiums	65,022	35,256	27,401
Meridian standard insurance:			
Automobile	79,212	36,402	—
Homeowners and farmowners	21,159	9,536	—
Commercial multi-peril	25,942	11,381	—
Workers' compensation	16,081	8,660	—
Fire and allied	1,095	499	—
Other liability and products liability	1,834	519	—
Other lines	4,542	2,157	—
Total Meridian standard insurance earned premiums	149,865	69,154	—
Total Meridian nonstandard insurance earned premiums	8,533	6,501	—
Total earned permiums	896,595	555,207	397,967
Investment management services	2,469	2,965	2,940
Net investment income	59,666	47,225	38,834
Other income	2,815	15,763	17,697
Total revenues from external customers	$961,545	621,160	457,438

Notes to Consolidated Financial Statements, Continued

The standard insurance segments and the Meridian nonstandard insurance segment participate in a reinsurance pooling agreement with other standard and nonstandard insurance affiliates. For discussion regarding this arrangement and these segments' contribution to the pool and participation in the pool, see note 6.

Revenues from external customers are derived entirely within the United States. Also, all long-lived assets are located within the United States.

(16) Quarterly Financial Data (Unaudited)

	2002 For three months ended			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except per share amounts)			
Total revenues	$229,959	236,223	246,962	254,335
Income (loss) before federal income taxes	17,301	(6,751)	5,128	22,112
Net income (loss)	13,165	(1,385)	5,885	19,330
Net earnings (loss) per common share (note 10a):				
Basic	0.34	(0.04)	0.15	0.50
Diluted	0.33	(0.04)	0.15	0.49

	2001 For three months ended			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except per share amounts)			
Total revenues	$118,001	123,032	156,671	225,568
Income (loss) before federal income taxes	19,199	12,028	8,029	(21,280)
Net income (loss)	14,540	9,433	7,276	(10,634)
Net earnings (loss) per common share (note 10a):				
Basic	0.37	0.24	0.19	(0.27)
Diluted	0.36	0.24	0.18	(0.27)

(17) Contingencies

The Company's insurance subsidiaries are involved in litigation and may become involved in potential litigation arising in the ordinary course of business. Additionally, the insurance subsidiaries may be impacted by adverse regulatory actions and adverse court decisions where insurance coverages are expanded beyond the scope originally contemplated in the policy(ies). In the opinion of management, the effects, if any, of such litigation and published court decicions are not expected to be material to the consolidated financial statements.

Corporate Information



CORPORATE HEADQUARTERS
State Auto Financial Corporation
518 E. Broad Street
Columbus, OH 43215
(614) 464-5000
http://www.stateauto.com

ANNUAL MEETING
10 a.m. Friday, May 23, 2003,
at Corporate Headquarters

SHAREHOLDER INQUIRIES
Terrence Bowshier
Director of Investor Relations
State Auto Financial Corporation
518 E. Broad Street
Columbus, OH 43215
Phone (614) 464-5078
FAX (614) 464-5325
E-mail Terry.Bowshier@stateauto.com

INDEPENDENT AUDITORS
Ernst & Young LLP
One Columbus
10 W. Broad Street
Columbus, OH 43215

LEGAL COUNSEL
Baker & Hostetler LLP
65 E. State Street
Columbus, OH 43215

10-K REPORT
The Company's 10-K report filed annually with the Securities and Exchange Commission is available at no cost by contacting Mr. Bowshier.

TRANSFER AGENT/REGISTRAR
National City Bank
Corporate Trust operations
P.O Box 92301
Cleveland Ohio 44193-0900
Phone (800) 622-6757

STOCK TRADING
Common shares are traded in the Nasdaq National Market System under the symbol STFC. As of March 8, 2003, there were 937 shareholders of record of the Company's common shares.

MARKET PRICE RANGE, COMMON STOCK[1]
Initial Public Offering – June 28, 1991, $2.25
The high and low sale prices for each quarterly period for the past two years as reported by Nasdaq are:

2001	High	Low	Dividend
First Qtr.	$17.688	$13.313	$.0300
Second Qtr.	17.340	12.833	.0300
Third Qtr.	17.800	12.300	.0325
Fourth Qtr.	17.500	13.100	.0325

2002			
First Qtr.	$17.250	$13.700	$.0325
Second Qtr.	17.019	14.330	.0325
Third Qtr.	16.820	14.500	.0350
Fourth Qtr.	16.780	12.670	.0350

(1) Adjusted for a March 1993 2-for-1 and July 1996 3-for-2 common stock split effected in the form of a stock dividend and a July 1998 2-for-1 common stock split, respectively.


STATE AUTO®
Insurance Companies